

COL Capital Limited

(Incorporated in Bermuda with limited liability)

Exemption No.: 82-03654


06013086

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
U.S.A.

By Courier

Dear Sirs

COL CAPITAL LIMITED

On behalf of COL Capital Limited (the "Company"), a company incorporated in Bermuda, we furnish herewith the following documents issued by the Company pursuant to Rule 12g3-2(b)(iii) under the Securities and Exchange Act of 1934 for your kind attention:

1. Announcement dated 16th September 2005 published in The Standard (in English) and in Hong Kong Economic Times (in Chinese) both relating to the announcement of interim results for the six months ended 30th June 2005; and

2. 2 copies of 2005 Interim Report.

Parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the duplicate copy of this letter to us.

Yours faithfully
For and on behalf of
COL Capital Limited

Fung Ching Man, Ada
Company Secretary

Encls.

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500

AF/ual/06010L.doc



COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with the comparative figures for the corresponding period in 2004 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 June 2005 HK$'000 (unaudited)	2004 HK$'000 (unaudited) (restated)
Turnover *(Note 3)*	84,413	509,646
Cost of sales	(59,586)	(382,802)
Gross profit	24,827	126,844
Net gains (losses) on investments *(Note 4)*	21,805	(23,363)
Other operating income *(Note 5)*	2,968	5,294
Distribution costs	(3,795)	(6,163)
Administrative expenses	(8,507)	(25,371)
Other operating expenses	(682)	(137)
Finance costs *(Note 7)*	(2)	(467)
Profit before taxation	36,614	76,637
Tax charge *(Note 8)*	(116)	(613)
Profit for the period	36,498	76,024
Attributable to:		
Equity holders of the parent company	36,498	76,024
Minority interests	–	–
	36,498	76,024
Dividends *(Note 9)*	3,018	3,018
Basic earnings per share *(Note 10)*	12.10 HK cents	20.47 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30 June 2005 HK$'000 (unaudited)	As at 31 December 2004 HK$'000 (audited)
Non-current assets		
Investment properties	124,645	44,640
Property, plant and equipment	6,089	6,426
Construction in progress	47,034	–
Investments in securities	–	313,919
Loans and receivables	96,248	–
Available-for-sale investments	162,111	–
Other non-current assets	528	528
	436,655	365,513
Current assets		
Inventories	9,250	9,626
Debtors, deposits and prepayments	8,605	28,405
Loans receivable	65,458	103,018
Investments in securities	–	709,854
Investments held for trading	752,081	–
Pledged bank deposits	15,303	15,182
Bank balances and cash	44,973	32,265
	895,670	898,350
Current liabilities		
Creditors and accrued charges	58,891	32,383
Customers' deposits and receipts in advance	8,515	3,513
Taxation payable	4,370	4,315
	71,776	40,211
Net current assets	823,894	858,139
Total assets less current liabilities	1,260,549	1,223,652
Capital and reserves		
Share capital	3,018	3,018
Reserves	1,240,144	1,220,634
Equity attributable to equity holders of the parent company	1,243,162	1,223,652
Minority interests	11,996	–
Total equity	1,255,158	1,223,652
Non-current liability		
Deferred tax liability	5,391	–
	1,260,549	1,223,652

Notes:

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

   Rental income arising from property investment had been redefined as part of turnover since the year ended 31 December 2004. Accordingly, the comparative rental income of HK$1,174,000 has also been reclassified from other operating income to turnover for the period ended 30 June 2004.

2. **Principal accounting policies**

   The condensed financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

   The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described below.

   Construction in progress

   Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less any identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

   In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods of the Group are prepared and presented.

   Business combinations

   Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

   In accordance with HKFRS 3 "Business Combinations" any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 January 2005 of HK$32,883,000 which was previously recorded in negative goodwill reserve, with a corresponding increase to retained profits.

   Financial instruments

   In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

   Classification and measurement of financial assets and financial liabilities

   The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

   At 31 December 2004, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1 January 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" that are not part of the hedging relationship and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

   Financial assets and financial liabilities other than debt and equity securities

   From 1 January 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

   Derecognition

   HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively for transfers of financial assets on or after 1 January 2005. This change has had no material effect on the results for the current period.

   Owner-occupied leasehold interest in land

   In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

   Investment properties

   In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under SSAP 13 were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. This change has had no material effect on the results for the current and prior period

   Deferred taxes related to investment properties

   In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20). In the current period, the Group has applied HKAS Interpretation 21 ("INT-21") "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS INT-21, this change in accounting policy has been applied retrospectively. This change has had no material effect on the results for the current and prior periods.

   The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Group has commenced considering the potential impact of these new standards and interpretations but is not yet in a position to determine whether these standards and interpretations would have a significant impact on how its results of operations and financial position are prepared and presented. These standards and interpretations may result in changes in the future as to how the results and financial position are prepared and presented.

HKFRS 6	Exploration for and Evaluation of Mineral Resources
Amendment to HKAS 19 Employee Benefits	Actuarial Gains and Losses, Group Plans and Disclosures
Amendment to HKAS 39 Financial Instruments: Recognition and Measurement	Transition and Initial Recognition of Financial Assets and Financial Liabilities
Amendment to HKAS 39 Financial Instruments: Recognition and Measurement	The Fair Value Option
HKFRS – Interpretation 4	Determining whether an Arrangement contains a Lease
HKFRS – Interpretation 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

3. **Segment information**

   Business and Geographical Information

   For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment.

   These divisions are the bases on which the Group reports its primary segment information.

   The revenue and attributable profit from operations of the Group for the period, analysed by business segments and geographical segments, are as follows:

   By business segments:

   For the six months ended 30 June 2005

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Revenue					
External turnover	43,601	31,857	7,562	1,393	84,413
Other operating income	–	2,571	10	–	2,581
	43,601	34,428	7,572	1,393	86,994
Segment result	(940)	35,697	7,558	282	42,597
Unallocated other operating income					351
Unallocated corporate expenses					(6,332)
Finance costs					(1)
Profit before taxation					36,614
Tax charge					(116)
Profit for the period					36,498



COL Capital Limited
中國網絡資本有限公司

(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

截至二零零五年六月三十日止六個月之中期業績公佈

本集團未經審核之業績

中國網絡資本有限公司（「本公司」）之董事會（「董事」）謹此公佈，本公司及其附屬公司（「本集團」）截至二零零五年六月三十日止六個月之未經審核綜合業績，連同二零零四年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤•關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查，及經本公司之審核委員會審查。

簡明綜合收益表

	截至六月三十日止六個月 二零零五年 千港元 (未經審核)	二零零四年 千港元 (未經審核) (重列)
營業額 *(附註3)*	84,413	509,646
銷售成本	(59,586)	(382,802)
毛利	24,827	126,844
投資之溢利（虧損）淨額 *(附註4)*	21,805	(23,363)
其他經營收入 *(附註5)*	2,968	5,294
分銷成本	(3,795)	(6,163)
行政支出	(8,507)	(25,371)
其他經營支出	(682)	(137)
融資成本 *(附註7)*	(2)	(467)
除稅前溢利	36,614	76,637
稅項支出 *(附註8)*	(116)	(613)
期內溢利	36,498	76,024
以下應佔：		
母公司權益持有人	36,498	76,024
少數股東權益	—	—
	36,498	76,024
股息 *(附註9)*	3,018	3,018
每股基本盈利 *(附註10)*	12.10港仙	20.47港仙

簡明綜合資產負債表

	二零零五年 六月三十日 千港元 (未經審核)	二零零四年 十二月三十一日 千港元 (已審核)
非流動資產		
投資物業	124,645	44,640
物業、廠房及設備	6,089	6,426
在建工程	47,034	—
證券投資	—	313,919
貸款及應收款項	96,248	—
可供出售投資	162,111	—
其他非流動資產	528	528
	436,655	365,513
流動資產		
存貨	9,250	9,626
應收賬項、按金及預付款項	8,605	28,405
應收貸款	65,458	103,018
證券投資	—	709,854
持作買賣之投資	752,081	—
有抵押銀行存款	15,303	15,182

取消確認

香港會計準則第39號規定，取消確認金融資產應用之準則較過往期間所採用者更為嚴格。根據香港會計準則第39號，一項金融資產僅會於該資產之現金流量合約權利到期時，或已轉讓及轉讓中之資產根據香港會計準則第39號符合資格取消確認時方予取消。混合風險及回報及控制測試之方式乃用以決定有關轉讓是否符合取消確認之資格。本集團已採用相關過渡性條文，並將經修訂之會計政策應用於二零零五年一月一日或之後轉讓之金融資產。該項變動對本期間之業績概無重大影響。

業主自用之土地租賃權益

於過往期間，業主自用租賃土地及樓宇乃歸入物業、廠房及設備，以重估值模式計量。於本期間，本集團採用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入賬，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概以融資租賃處理。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地之租賃權益則應重新分類為經營租賃下之預付租賃款項，以成本入賬並按租賃期作直線攤銷。若未能於土地及樓宇部份之間作出可靠分配，則土地之租賃權益繼續作物業、廠房及設備入賬。

投資物業

於本期間，本集團首次採用香港會計準則第40號「投資物業」。本集團選擇將旗下投資物業以公允價值模式入賬，此模式規定將投資物業之公允價值變動所產生之收益或虧損直接確認於有關損益產生期內之損益。在以往期間根據會計實務準則第13號之規定，投資物業以公開市值計量，重估盈餘或虧絀撥入投資物業重估儲備或自該儲備扣除，除非該儲備結餘不足以彌補重估所產生之減值，則重估減值高出投資物業重估儲備結餘之數額自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按之前之減幅列入收益表。本集團已應用香港會計準則第40號之相關過渡性條文，並選擇由二零零五年一月一日起應用香港會計準則第40號。該項變動對本期間及以往期間之業績概無重大影響。

與投資物業有關之遞延稅項

於過往期間，根據以往之詮釋（會計實務準則－詮釋第20號），重估投資物業所產生之遞延稅項影響乃根據出售有關物業收回之賬面值後之稅務影響作出評估。在本期間，本集團應用香港會計準則詮釋第21號（「詮釋第21號」）「所得稅－收回經重估之不可折舊資產」，不再假設投資物業賬面值可透過出售而收回。因此，投資物業之遞延稅項影響評估按本集團預期於每一結算日有關物業可收回之數額計算。由於香港會計準則詮釋第21號並未附有任何具體過渡性條文，此項會計政策之變更已追溯應用。該項變動對本期間及以往期間之業績概無重大影響。

本集團並未提早應用下列已頒佈但尚未生效之新準則及註釋。本集團已開始考慮此等新準則及註釋所帶來之潛在影響，但並未就該新準則及註釋導致營運及財務狀況之編製及呈列所帶來之重大影響作出決定。該等準則及註釋將導致將來營運及財務狀況之編製及呈列有所變更。

香港財務報告準則第6號	礦產資源之勘探及評估
修訂香港會計準則第19號 僱員福利	精算收益及虧損、集體計劃及披露
修訂香港會計準則第39號 財務票據：確認及計量	金融資產及金融負債之過渡及初次確認
修訂香港會計準則第39號 財務票據：確認及計量	公允值期權
香港財務報告準則－詮釋第4號	釐定一項安排是否包含租賃
香港財務報告準則－詮釋第5號	停產、復原及環境修復基金所產生權益之權利

3. 分項資料

業務及地區分項資料

於管理上，本集團現時分為四大主要營運業務，分別是流動電話分銷、證券買賣及投資、財務服務及物業投資。

上述四大業務乃本集團編報主要分項資料所按之基準。

以下為本集團於期內按主要業務及市場地區劃分之收入及經營業務溢利分析：

按業務分項：

截至二零零五年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
收入					
對外銷售	43,601	31,857	7,562	1,393	84,413
其他經營收入	—	2,571	10	—	2,581
	43,601	34,428	7,572	1,393	86,994

9. 股息

該款項為本期間中期股息每股0.01港元（二零零四年：0.01港元）。

二零零四年末期股息每股0.04港元（二零零三年末期股息：每股0.04港元），金額為12,070,000港元（二零零三年末期股息：14,859,000港元）於本期間派付予股東，並已於簡明綜合股本權益變動表內反映。

10. 每股盈利

每股基本盈利之計算乃按期內之盈利36,498,000港元（二零零四年：76,024,000港元）及期內已發行普通股301,755,347股（二零零四年：371,468,753股）而計算。

11. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賒期。以下為應收賬項之賬齡分析：

	二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
90日內	3,273	8,792
91－180日	—	41
181－360日	45	48
超過360日	48	—
	3,366	8,881
其他應收賬項、按金及預付款項	5,239	19,524
	8,605	28,405

12. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
90日內之應付貿易賬項	290	24,776
其他應付賬項及應計費用	58,601	7,607
	58,891	32,383

財務業績

截至二零零五年六月三十日止六個月，本集團之營業額下跌83.4%至84,413,000港元（二零零四年：509,646,000港元），溢利淨額下跌52.0%至36,498,000港元（二零零四年：76,024,000港元），主要由於證券交易及流動電話分銷活動減少。本集團期內每股盈利下跌40.9%至12.10港仙（二零零四年：20.47港仙）。

於二零零五年六月三十日，本集團之淨資產值為每股4.1港元（二零零四年六月三十日：3.1港元）。

中期股息

董事向於二零零五年十月二十六日名列本公司股東名冊之股東宣派每股0.01港元（二零零四年：0.01港元）合共約為3,018,000港元之中期股息。股息單預計於二零零五年十一月十日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零五年十月二十四日（星期一）至二零零五年十月二十六日（星期三）（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。

業務回顧

二零零五年上半年，在流動電話市場競爭激烈之情況下，本集團經由星光電訊有限公司（「星光」）經營之流動電話分銷業務之營業額錄得大幅下降至43,601,000港元（二零零四年：124,374,000港元），而虧損則為940,000港元（二零零四年：盈利12,235,000港元）。[illegible] 毛利率方面均受到龐大壓力；2G流動電話之銷售亦因消費者逐漸接受3G服務及3G流動電話而受到影響，並受平行進口貨之流入造成不利影響。由於流動電話產品週期於二零零五年第二季顯著縮短，星光在推銷新型號流動電話時採取十分審慎之態度。然而，星光分銷之NEC流動電話因功能吸引及卓越品質，繼續佔香港市場十大暢銷品牌。

截至二零零五年六月三十日止期間，本集團之金融工具買賣及投資業務錄得營業額31,857,000港元（二零零四年：377,567,000港元）及溢利35,697,000港元（二零零四年：[illegible]

證券投資	—	709,854
持作買賣之投資	752,081	—
有抵押銀行存款	15,303	15,182
銀行結餘及現金	44,973	32,265
	895,670	898,350
流動負債		
應付賬項及應計費用	58,891	32,383
客戶訂金及預收款項	8,515	3,513
應付稅項	4,370	4,315
	71,776	40,211
流動資產淨值	823,894	858,139
總資產減流動負債	1,260,549	1,223,652
股本及儲備		
股本	3,018	3,018
儲備	1,240,144	1,220,634
母公司權益持有人應佔之權益	1,243,162	1,223,652
少數股東權益	11,996	—
權益總額	1,255,158	1,223,652
非流動負債		
遞延稅項負債	5,391	—
	1,260,549	1,223,652

附註：

1. **編製基準**

簡明財務報表乃按照香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露要求而編製。

至二零零四年十二月三十一日止，出租投資物業所得的租金收入重新定義為營業額之部份。因此，二零零四年六月三十日止期間用作比較之租金收入(1,174,000港元)已由其他經營收入重新分類為營業額。

2. **主要會計政策**

除若干物業及金融工具按適用情況以公允價值或重估值計量外，本簡明財務報表乃按歷史成本為編製基礎。

除下文所述者外，本簡明財務報表所採用之會計政策與本集團編製截至二零零四年十二月三十一日止年度財務報表所採用的一致。

在建工程

在發展中供生產、租賃或行政用途或用途未定之樓宇按扣除任何已知減值虧損後按成本列賬。該等資產之折舊方法與其他物業資產相同，在資產可供擬定用途時開始折舊。

於本期間，本集團首次應用香港會計師公會所頒佈之多項新香港財務報告準則、香港會計準則（「香港會計準則」）及詮釋（下文統稱「新香港財務報告準則」），該等準則適用於二零零五年一月一日或其後開始之會計期間。應用新香港財務報告準則導致收益表、資產負債表及權益變動表之呈列方法有所改變，尤其是有關少數股東權益之呈列方法。該等呈列方法之變動已追溯應用。採納新香港財務報告準則導致本集團會計政策在下列範疇出現變動，並對本會計期間或過往會計期間之業績編製及呈列方式構成影響。

業務合併

本集團應佔所收購公司之可確定資產、負債及或有負債之公允價值淨額高於成本之差額（以往稱為「負商譽」）。

根據香港財務報告準則第3號「業務合併」，本集團應佔所收購公司之可確定資產、負債及或有負債之公允價值淨額高於收購成本之差額（「收購折讓」）應於進行收購之期間即時確認為溢利或虧損。於過往期間，在二零零一年一月一日前，因收購產生之負商譽保留在儲備賬內，在二零零一年一月一日後，因收購產生之負商譽，會根據所見分析結果作為資產的減項呈報，並計算為收益。根據香港財務報告準則第3號之相關過渡性條文，本集團於二零零五年一月一日取消確認以往記錄於負商譽儲備賬內之負商譽總值32,883,000港元，並相應增加保留溢利。

金融工具

於本期間，本集團已採用香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定作追溯應用。於二零零五年一月一日或其後開始之會計期間生效之香港會計準則第39號，一般不允許按追溯基準確認、取消確認或計量金融資產及負債。實行香港會計準則第32號及香港會計準則第39號而產生之主要影響摘要如下：

金融資產及金融負債之分類及計量

本集團已就符合香港會計準則第39號之金融資產及金融負債之分類及計量，應用香港會計準則第39號之有關過渡性條文。

於二零零四年十二月三十一日，本集團乃根據會計實務準則第24號之其他處理方法進行債務及股本證券之分類及計量。根據會計實務準則第24號，債務或股本證券投資乃適當地分類為「買賣證券」、「非買賣證券」或「持有至到期日投資」。「買賣證券」及「非買賣證券」均按公允價值計量。「買賣證券」之未實現損益於產生該損益之期間列為溢利或虧損。「非買賣證券」之未實現損益則作權益入賬，直至該等證券售出或決定有所減值，屆時累先確認為權益之累計損益將列入該期間之損益淨額。自二零零五年一月一日起，本集團按香港會計準則第39號將債務及股本證券分類及計量。根據香港會計準則第39號，金融資產乃分類為「透過損益按公允價值處理之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。不屬於對沖關係一部份之「透過損益按公允價值處理之金融資產」及「可供出售之金融資產」均按公允價值列賬，公允價值之變動則分別確認為損益及權益。「貸款及應收款項」及「持有至到期日之金融資產」則採用實際利率法按已攤銷成本計量。

債務及股本證券以外之金融資產及金融負債

自二零零五年一月一日開始，本集團就債務及股本證券以外之金融資產及金融負債(以往不屬於會計實務準則第24號範圍)乃按照香港會計準則第39號之規定進行分類及計量。如前所述，香港會計準則第39號將金融資產分類為「透過損益按公允價值處理之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。金融負債一般分類為「透過損益按公允價值處理之金融負債」或「透過損益按公允價值處理之金融負債以外之其他金融負債（其他金融負債）」。「其他金融負債」以實際利率法按已攤銷成本計量。

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	43,601	34,428	7,572	1,393	86,994
分項業績	(940)	35,697	7,558	282	42,597
未分類之其他經營收入					351
未分類之公司支出					(6,332)
融資成本					(2)
除稅前溢利					36,614
稅項支出					(116)
期內溢利					36,498

截至二零零四年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元 (重列)
收入					
對外銷售	124,374	377,567	6,531	1,174	509,646
其他經營收入	—	4,718	—	—	4,718
	124,374	382,285	6,531	1,174	514,364
分項業績	12,235	80,651	6,495	103	99,484
未分類之其他經營收入					576
未分類之公司支出					(22,956)
融資成本					(467)
除稅前溢利					76,637
稅項支出					(613)
期內溢利					76,024

按地區分類：

本集團之經營業務分佈於香港及中國內地（「中國」）。

於回顧期間內，本集團之流動電話分銷業務、證券買賣及投資業務以及財務服務業務在香港進行。投資物業之租金收入來自香港及中國。佣金收入來自香港。

以下列表提供本集團按地區收入之分析：

	按市場地區之收入 截至六月三十日止六個月 二零零五年 千港元	二零零四年 千港元
香港	86,309	513,728
中國	685	636
	86,994	514,364

4. **投資之溢利（虧損）淨額**

	截至六月三十日止六個月 二零零五年 千港元	二零零四年 千港元
衍生工具之已變現收益淨額	—	1,552
公允價值於持作買賣之投資之變更	22,805	—
供買賣投資之未變現虧損淨額	—	(24,915)
提早贖回貸款票據之折扣	(1,000)	—
	21,805	(23,363)

5. **其他經營收入**

	截至六月三十日止六個月 二零零五年 千港元	二零零四年 千港元
利息收入	2,922	5,137
其他	46	157
	2,968	5,294

6. **期內綜合收入／支出**

	截至六月三十日止六個月 二零零五年 千港元	二零零四年 千港元
期內綜合收入／支出已扣除（撥回）以下項目：		
折舊及攤銷	405	535
出售持作買賣之投資之溢利	(11,648)	—
出售供買賣投資之溢利	—	(100,033)
股息收入	(7,970)	(7,776)

7. **融資成本**

融資成本代表於五年內全數償還銀行及其他借貸之利息。

8. **稅項支出**

	截至六月三十日止六個月 二零零五年 千港元	二零零四年 千港元
本期稅項包括：		
香港利得稅	55	556
中國所得稅	[illegible]	[illegible]
	116	613

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國所得稅已根據中國適用之稅率就估計應課稅溢利作撥備。

截至二零零五年六月三十日止期間，本集團之金融工具買賣及投資業務錄得營業額31,857,000港元（二零零四年：377,567,000港元）及溢利35,697,000港元（二零零四年：80,651,000港元）。於二零零五年上半年，股票市場頗為波動，因而導致本集團證券買賣量有所下降。

於回顧期內，本集團放債業務之營業額（主要為利息收入）為7,562,000港元（二零零四年：6,531,000港元），溢利則為7,558,000港元（二零零四年：6,495,000港元）。

本集團在香港及中華人民共和國（「中國」）之投資物業錄得營業額1,393,000港元（二零零四年：1,174,000港元）及溢利282,000港元（二零零四年：103,000港元）。於回顧期內，本集團以總代價58,491,000港元購入一間持有一項位於中國深圳市布吉鎮之一幅土地之投資物業的公司的75%股本權益及有關股東貸款。該投資物業地盤面積約為5,241.3平方米，其地基工程經已完成，該項目仍在概念設計階段。

財務資源、流動資金及股本結構

於二零零五年六月三十日，本集團之非流動資產主要包括124,645,000港元（二零零四年十二月三十一日：44,640,000港元）之投資物業；6,089,000港元（二零零四年十二月三十一日：6,426,000港元）之物業、廠房及設備；47,034,000港元（二零零四年十二月三十一日：無）之在建工程及258,359,000港元（二零零四年十二月三十一日：313,919,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零五年六月三十日，本集團之流動資產淨值為823,894,000港元（二零零四年十二月三十一日：858,139,000港元）。

本集團之所有借貸均為短期借貸，須於一年內償還，並以若干投資物業、有價證券及銀行存款作為抵押。於二零零五年六月三十日，本集團並無借貸（二零零四年十二月三十一日：無）。

於回顧期間內，本集團之資產、負債及交易均主要以港元、澳元及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。基於馬來西亞林吉特於期內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零五年六月三十日，本集團分別以名下賬面值15,000,000港元（二零零四年十二月三十一日：15,000,000港元）、660,628,000港元（二零零四年十二月三十一日：631,924,000港元）及15,303,000港元（二零零四年十二月三十一日：15,182,000港元）之投資物業、持作買賣之投資或證券投資、銀行結餘及現金作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零五年六月三十日，本集團僱用40名僱員（二零零四年十二月三十一日：47名）。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

消費者逐漸接受3G服務顯示3G流動電話及相關配件具有龐大商機。作為流動電話分銷商之先鋒，星光將把握此新世代並物色及提供配合市場流行需求之優質3G流動電話。此外，星光將繼續拓展於流動電話、個人數碼助理及智能手機等產品之研發及生產方面日益扮演重要角色之中國及台灣生產商的業務夥伴關係。目前，本集團為NEC、Alcatel及Xcell流動電話之香港及澳門授權分銷商。

儘管香港之經濟氣氛及消費者信心已獲改善，惟利率上升及油價高企之負面影響仍然存在。為提高盈利及提升股東價值，本集團將在中國、香港及亞太地區繼續審慎尋求業務及投資機會。

購買、出售或贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

薪酬委員會

本公司已成立薪酬委員會，其權責範圍與香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄14所載之企業管治常規守則（「企業管治」）條文一致。

遵守企業管治

截至二零零五年六月三十日止六個月內，本公司已遵守上市規則附錄14所載之企業管治內之適用守則條文，惟下列除外：

守則條文A.2.1規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。主席與行政總裁之間職責的分工應清楚界定並以書面列載。本公司之主席為莊淑婉女士，彼主要負責領導董事會；而行政總裁之職務則由兩名執行董事王炳忠拿督及江木賢先生履行，彼等分別負責本集團之日常業務運作及財務與會計，由此可見主席及該兩位執行董事之職責已被清楚劃分。

守則條文A.4.2規定，每名董事應至少每三年輪值退任一次。根據本公司之公司細則，在本公司每一屆之股東週年大會上，三分之一當時在任之董事（或，倘其人數並非三或三之倍數，則為最接近三分之一的數目）須輪值退任，惟擔任主席或董事總經理則無須按此規則輪值告退或被納入為釐定董事退任之人數在內。為遵守該守則條文，主席已同意及確認在本公司每一屆之股東週年大會上自願輪值退任。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則（「標準守則」），作為本公司就董事進行證券交易之守則。經本公司向全體董事作出特定查詢後，所有董事已確認於截至二零零五年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

於聯交所網頁上刊登中期業績

本集團截至二零零五年六月三十日止六個月之中期報告載有上市規則附錄16第46(1)至46(6)段所需提供之所有資料，將於稍後在適當時間於聯交所網頁上刊登。

承董事會命
主席
莊淑婉

香港，二零零五年九月十六日

於本公佈日期，董事會由執行董事莊淑婉女士（主席）、王炳忠拿督及江木賢先生、獨立非執行董事勞偉安先生、劉紹基先生及俞啟鎬先生組成。

- *僅供識別*

Interim Report 2005



COL Capital Limited

(Incorporated in Bermuda with Limited Liability)



COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM

NEC



NEC
L1



NEC
N850



NEC
N840



NEC
e1101

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with the comparative figures for the corresponding period in 2004 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2005 HK$'000 (Unaudited)	 2004 HK$'000 (Unaudited) (restated)
Turnover	4	**84,413**	509,646
Cost of sales		**(59,586)**	(382,802)
Gross profit		**24,827**	126,844
Net gains (losses) on investments	5	**21,805**	(23,363)
Other operating income	6	**2,968**	5,294
Distribution costs		**(3,795)**	(6,163)
Administrative expenses		**(8,507)**	(25,371)
Other operating expenses		**(682)**	(137)
Finance costs	8	**(2)**	(467)
Profit before taxation		**36,614**	76,637
Tax charge	9	**(116)**	(613)
Profit for the period		**36,498**	76,024
Attributable to :			
Equity holders of the parent company		**36,498**	76,024
Minority interests		**–**	–
		36,498	76,024
Dividends	10	**3,018**	3,018
Basic earnings per share	11	**12.10 HK cents**	20.47 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2005 HK$'000 (unaudited)	As at 31 December 2004 HK$'000 (audited)
Non-current assets			
Investment properties	12	**124,645**	44,640
Property, plant and equipment	12	**6,089**	6,426
Construction in progress	12	**47,034**	–
Investments in securities	13	**–**	313,919
Loans and receivables	13	**96,248**	–
Available-for-sale investments	13	**162,111**	–
Other non-current assets		**528**	528
		436,655	365,513
Current assets			
Inventories		**9,250**	9,626
Debtors, deposits and prepayments	14	**8,605**	28,405
Loans receivable	15	**65,458**	103,018
Investments in securities	13	**–**	709,854
Investments held for trading	13	**752,081**	–
Pledged bank deposits	19	**15,303**	15,182
Bank balances and cash		**44,973**	32,265
		895,670	898,350
Current liabilities			
Creditors and accrued charges	16	**58,891**	32,383
Customers' deposits and receipts in advance		**8,515**	3,513
Taxation payable		**4,370**	4,315
		71,776	40,211

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	As at 30 June 2005 HK$'000 (unaudited)	As at 31 December 2004 HK$'000 (audited)
Net current assets		**823,894**	858,139
Total assets less current liabilities		**1,260,549**	1,223,652
Capital and reserves			
Share capital	17	**3,018**	3,018
Reserves		**1,240,144**	1,220,634
Equity attributable to equity holders of the parent company		**1,243,162**	1,223,652
Minority interests		**11,996**	–
Total equity		**1,255,158**	1,223,652
Non-current liability			
Deferred tax liability	18	**5,391**	–
		1,260,549	1,223,652

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005

	Attributable to equity holders of the parent company										
	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2004	3,715	759,776	32,883	456	16,422	1,922	-	288,363	1,103,537	-	1,103,537
Deficit on available-for-sale investments recognised directly in equity	-	-	-	-	(4,892)	-	-	-	(4,892)	-	(4,892)
Profit for the period	-	-	-	-	-	-	-	76,024	76,024	-	76,024
Total recognised income and expense for the period	-	-	-	-	(4,892)	-	-	76,024	71,132	-	71,132
Dividend paid	-	-	-	-	-	-	-	(14,859)	(14,859)	-	(14,859)
At 30 June 2004	3,715	759,776	32,883	456	11,530	1,922	-	349,528	1,159,810	-	1,159,810
Surplus on available-for-sale investments	-	-	-	-	22,658	-	-	-	22,658	-	22,658
Surplus on revaluation of leasehold land and buildings	-	-	-	608	-	-	-	-	608	-	608
Exchange differences arising from translation of financial statements of overseas subsidiary	-	-	-	-	-	-	(2)	-	(2)	-	(2)
Net income (expenses) recognised directly in equity	-	-	-	608	22,658	-	(2)	-	23,264	-	23,264
Profit for the period	-	-	-	-	-	-	-	127,250	127,250	-	127,250
Total recognised income and expense for the period	-	-	-	608	22,658	-	(2)	127,250	150,514	-	150,514
Dividend paid	-	-	-	-	-	-	-	(3,017)	(3,017)	-	(3,017)
Repurchase of shares	(697)	(82,958)	-	-	-	-	-	-	(83,655)	-	(83,655)
At 31 December 2004	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	-	1,223,652

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Continued)

For the six months ended 30 June 2005

	Attributable to equity holders of the parent company										
	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2005	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	-	1,223,652
Effect of change in accounting policies (Note 3)	-	-	(32,883)	-	-	-	-	32,883	-	-	-
As restated	3,018	676,818	-	1,064	34,188	1,922	(2)	506,644	1,223,652	-	1,223,652
Deficit on available-for-sale investments recognised directly in equity	-	-	-	-	(4,918)	-	-	-	(4,918)	-	(4,918)
Profit for the period	-	-	-	-	-	-	-	36,498	36,498	-	36,498
Total recognised income and expense for the period	-	-	-	-	(4,918)	-	-	36,498	31,580	-	31,580
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	11,996	11,996
Dividend paid	-	-	-	-	-	-	-	(12,070)	(12,070)	-	(12,070)
At 30 June 2005	**3,018**	**676,818**	**-**	**1,064**	**29,270**	**1,922**	**(2)**	**531,072**	**1,243,162**	**11,996**	**1,255,158**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash used in operating activities	**(16,629)**	(169,013)
Net cash from (used in) investing activities	**41,407**	(18,522)
Financing activities		
New borrowings raised	**–**	335,400
Repayments of borrowings	**–**	(183,231)
Dividend paid	**(12,070)**	(14,859)
Net cash (used in) from financing activities	**(12,070)**	137,310
Net increase (decrease) in cash and cash equivalents	**12,708**	(50,225)
Cash and cash equivalents at beginning of the period	**32,265**	134,600
Cash and cash equivalents at end of the period	**44,973**	84,375
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**44,973**	84,375

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2005

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Rental income arising from property investment had been redefined as part of turnover since the year ended 31 December 2004. Accordingly, the comparative rental income of HK$1,174,000 has also been reclassified from other operating income to turnover for the period ended 30 June 2004.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described below.

Construction in progress

Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less any identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Construction in progress (Continued)

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods of the Group are prepared and presented.

Business combinations

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3 "Business Combinations" any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 January 2005 of HK$32,883,000 which was previously recorded in negative goodwill reserve, with a corresponding increase to retained profits.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

At 31 December 2004, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1 January 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" that are not part of the hedging relationship and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments (Continued)

Financial assets and financial liabilities other than debt and equity securities

From 1 January 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively for transfers of financial assets on or after 1 January 2005. This change has had no material effect on the results for the current period.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Investment properties

In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under SSAP 13 were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. This change has had no material effect on the results for the current and prior period.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Deferred taxes related to investment properties

In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20). In the current period, the Group has applied HKAS Interpretation 21 ("INT-21") "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS INT-21, this change in accounting policy has been applied retrospectively. This change has had no material effect on the results for the current and prior periods.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Deferred taxes related to investment properties (Continued)

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Group has commenced considering the potential impact of these new standards and interpretations but is not yet in a position to determine whether these standards and interpretations would have a significant impact on how its results of operations and financial position are prepared and presented. These standards and interpretations may result in changes in the future as to how the results and financial position are prepared and presented.

HKFRS 6	Exploration for and Evaluation of Mineral Resources
Amendment to HKAS 19 Employee Benefits	Actuarial Gains and Losses, Group Plans and Disclosures
Amendment to HKAS 39 Financial Instruments: Recognition and Measurement	Transition and Initial Recognition of Financial Assets and Financial Liabilities
Amendment to HKAS 39 Financial Instruments: Recognition and Measurement	The Fair Value Option
HKFRS - Interpretation 4	Determining whether an Arrangement contains a Lease
HKFRS - Interpretation 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

3. SUMMARY OF THE EFFECT OF THE CHANGES IN ACCOUNTING POLICIES

The cumulative effect of the application of the new HKFRSs as at 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 and 1.1.2005 (originally stated) HK$'000	Adjustments HK$'000	**As at 1.1.2005 (restated) HK$'000**
Balance sheet items			
Investment properties	44,640	–	**44,640**
Property, plant and equipment	6,426	–	**6,426**
Other assets/liabilities	1,172,586	–	**1,172,586**
Total effects on assets and liabilities	1,223,652	–	**1,223,652**
Share capital	3,018	–	**3,018**
Share premium	676,818	–	**676,818**
Negative goodwill	32,883	(32,883)	**–**
Retained profits	473,761	32,883	**506,644**
Investment revaluation reserve	34,188	–	**34,188**
Leasehold land and buildings revaluation reserve	1,064	–	**1,064**
Other reserves	1,920	–	**1,920**
Total effects on equity	1,223,652	–	**1,223,652**

4. SEGMENT INFORMATION

Business and Geographical Information

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment.

These divisions are the bases on which the Group reports its primary segment information.

The revenue and attributable profit from operations of the Group for the period, analysed by business segments and geographical segments, are as follows:

By business segments :

For the six months ended 30 June 2005

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Revenue					
External turnover	43,601	31,857	7,562	1,393	84,413
Other operating income	-	2,571	10	-	2,581
	43,601	34,428	7,572	1,393	86,994
Segment result	(940)	35,697	7,558	282	42,597
Unallocated other operating income					351
Unallocated corporate expenses					(6,332)
Finance costs					(2)
Profit before taxation					36,614
Tax charge					(116)
Profit for the period					36,498

4. SEGMENT INFORMATION *(Continued)*

By business segments : (Continued)

For the six months ended 30 June 2004

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000 (restated)
Revenue					
External turnover	124,374	377,567	6,531	1,174	509,646
Other operating income	–	4,718	–	–	4,718
	124,374	382,285	6,531	1,174	514,364
Segment result	12,235	80,651	6,495	103	99,484
Unallocated other operating income					576
Unallocated corporate expenses					(22,956)
Finance costs					(467)
Profit before taxation					76,637
Tax charge					(613)
Profit for the period					76,024

4. SEGMENT INFORMATION *(Continued)*

By geographical segments :

The Group's operations are located in Hong Kong and the Mainland China ("China").

During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China. Commission income is earned in Hong Kong.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
Hong Kong	**86,309**	513,728
China	**685**	636
	86,994	514,364

5. NET GAINS (LOSSES) ON INVESTMENTS

	Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
Net realised gain on derivatives	–	1,552
Fair value changes on investments held for trading	**22,805**	–
Net unrealised loss on trading investments	–	(24,915)
Discount on early redemption of loan notes	**(1,000)**	–
	21,805	(23,363)

6. OTHER OPERATING INCOME

	Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
Interest income	**2,922**	5,137
Others	**46**	157
	2,968	5,294

7. CONSOLIDATED REVENUE/EXPENSES FOR THE PERIOD

	Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
Consolidated revenue/expenses for the period has been arrived at after charging (crediting) the following items:		
Depreciation and amortisation	**405**	535
Profit on sale of investments held for trading	**(11,648)**	–
Profit on sale of trading investments	**–**	(100,033)
Dividend income	**(7,970)**	(7,776)

8. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

9. TAX CHARGE

	Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
The current tax comprises:		
Hong Kong Profits Tax	**55**	556
Income tax in China	**61**	57
	116	613

9. TAX CHARGE *(Continued)*

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

10. DIVIDENDS

The amount represents interim dividend of HK$0.01 (2004: HK$0.01) per share for the current period.

Final dividend for 2004 of HK$0.04 per share (Final dividend for 2003: HK$0.04 per share) amounting to HK$12,070,000 (Final dividend for 2003: HK$14,859,000) was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

11. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit for the period of HK$36,498,000 (2004: HK$76,024,000) and on 301,755,547 (2004: 371,468,753) ordinary shares in issue during the period.

12. MOVEMENTS IN INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

During the period, the Group acquired a piece of land in China held under a medium term lease at a fair value of HK$80,005,000 (1.1.2004 to 30.6.2004: nil) which was classified as an investment property and is carried at fair value in accordance with HKAS 40 and construction in progress amounted to HK$47,034,000 (1.1.2004 to 30.6.2004: nil) which was carried at cost, through the acquisition of a subsidiary.

12. MOVEMENTS IN INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS *(Continued)*

During the period, additions to the Group's property, plant and equipment amounted to approximately HK$68,000 (1.1.2004 to 30.6.2004: HK$233,000).

The directors consider that, other than those acquired through subsidiary during the period, the fair values of the investment properties and leasehold land and buildings at 30 June 2005 are not materially different from the professional valuation made at 31 December 2004 and, accordingly, no revaluation increase or decrease has been recognised in the current period.

13. INVESTMENTS IN SECURITIES, LOANS AND RECEIVABLES, AVAILABLE-FOR-SALE INVESTMENTS AND INVESTMENTS HELD FOR TRADING

Other investments included in investments in securities as at 31 December 2004 were reclassified as loans and receivables and as available-for-sale investments respectively in accordance with HKAS 39. The loans and receivable represent the loan notes issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG") which formed part of the consideration for the sale of SHK's and AG's shares by the Group in year 2003 and were classified as part of the other investments included in the investments in securities as at 31 December 2004. The loan notes bear interest at 4% and 2.25% per annum and are redeemable on or before 7 March 2008 and 15 August 2008, respectively.

Trading investments included in investments in securities as at 31 December 2004 were reclassified as the investments held for trading in accordance with HKAS 39.

14. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30 June 2005 HK$'000	31 December 2004 HK$'000
Within 90 days	**3,273**	8,792
91 – 180 days	**–**	41
181 – 360 days	**45**	48
Over 360 days	**48**	–
	3,366	8,881
Other debtors, deposits and prepayments	**5,239**	19,524
	8,605	28,405

15. LOANS RECEIVABLE

The amounts are unsecured, bear interests at commercial rate per annum and are repayable within one year.

16. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30 June 2005 HK$'000	31 December 2004 HK$'000
Trade creditors due within 90 days	**290**	24,776
Other creditors and accrued charges	**58,601**	7,607
	58,891	32,383

17. SHARE CAPITAL

	Number of shares	Share capital HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2005 and 31 December 2004	30,000,000,000	300,000
Issued and fully paid:		
At 30 June 2005 and 31 December 2004	301,755,547	3,018

18. DEFERRED TAX LIABILITY

The amount represents taxable temporary difference arising from the fair value adjustment on leasehold land made at the acquisition of a subsidiary.

19. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities house to secure short term credit facilities:

	30 June 2005 HK$'000	31 December 2004 HK$'000
Investment properties	**15,000**	15,000
Investments held for trading	**660,628**	–
Investments in securities	–	631,924
Bank deposits	**15,303**	15,182
	690,931	662,106

20. ACQUISITION OF A SUBSIDIARY

On 28 June 2005, the Group acquired 75% of the issued share capital of 深圳市天利安實業發展有限公司 for a consideration of HK$35,988,000. This transaction has been accounted for using the purchase method of accounting.

The net assets acquired in the transaction are as follows:

	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
	HK$'000	HK$'000	HK$'000
Net assets acquired:			
Investment property	44,065	35,940	80,005
Construction in progress	47,034	–	47,034
Debtors, deposits and prepayments	500	–	500
Bank and cash balances	9	–	9
Creditors and accrued charges	(51,669)	–	(51,669)
Amount due to a shareholder	(22,503)	–	(22,503)
Tax liability	(1)	–	(1)
Deferred tax liability	–	(5,391)	(5,391)
	17,435	30,549	47,984
Minority interest			(11,996)
			35,988
Satisfied by:			
Cash consideration paid			30,980
Loan receivable			5,008
			35,988

20. ACQUISITION OF A SUBSIDIARY *(Continued)*

In respect of the above acquisition, consideration of approximately HK$30,980,000 was satisfied by cash during the period, the remaining amount of approximately HK$5,008,000 was satisfied by the loan receivable.

If the acquisition had been completed on 1 January 2005, total group revenue for the period would have been HK$87,381,000, and profit for the period would have been HK$35,942,000. The proforma information is for illustrative purposes only and is not necessarily an indicative revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

21. COMMITMENTS

As at 30 June 2005, the Group was committed to capital expenditure of HK$16,556,000 (31.12.2004: nil) for the purchase of a leasehold property.

INTERIM DIVIDENDS

The Directors declared the payment of an interim dividend of HK$0.01 (2004: HK$0.01) per share amounting to approximately HK$3,018,000 to shareholders whose names appear on the Register of Members of the Company on 26 October 2005. Dividend warrants are expected to be dispatched on or before 10 November 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 24 October 2005 to Wednesday, 26 October 2005, both days inclusive, during which no share transfer will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the six months ended 30 June 2005, the Group's turnover decreased by 83.4% to HK$84,413,000 (2004: HK$509,646,000) and net profit decreased by 52.0% to HK$36,498,000 (2004: HK$76,024,000) mainly due to reduced securities trading and mobile handsets distribution activities. The Group's earnings per share for the period declined by 40.9% to HK12.10 cents (2004: HK20.47 cents).

As at 30 June 2005, the Group's net assets value per share was HK$4.1 (30 June 2004: HK$3.1).

BUSINESS REVIEW ON OPERATIONS

For the first half of 2005, the Group's mobile handset distribution business under Star Telecom Limited ("STAR") recorded a substantial drop in turnover to HK$43,601,000 (2004: HK$124,374,000) and a loss of HK$940,000 (2004: Profit of HK$12,235,000) amid a highly competitive mobile handset market. Sales, price and gross margin of 2G mobile handsets of STAR were all under immense pressure due to intense competition from the major brands and other Korean brands. The sales of 2G mobile handsets was further affected by the gradual acceptance of 3G services and 3G mobile handsets by consumers and the adverse impact of parallel imports. As the product life cycle of mobile handsets had been significantly shortened during the second quarter of 2005, STAR had been very selective in its distribution of new mobile handset models. Nevertheless, equipped with attractive features and superior quality, NEC mobile handsets distributed by STAR continued to be among the top ten best selling brands in the Hong Kong and Macau market.

On the trading and investment in financial instruments, the Group recorded a turnover of HK$31,857,000 (2004: HK$377,567,000) and a profit of HK$35,697,000 (2004: HK$80,651,000) for the period ended 30 June 2005. The stock market had been quite volatile during the first half of 2005 and resulted in the reduction of the volume of securities trading of the Group.

The Group's money lending business contributed a turnover comprising mainly interest income of HK$7,562,000 (2004: HK$6,531,000) and a profit of HK$7,558,000 (2004: HK$6,495,000) during the period under review.

The Group's investment properties holding in Hong Kong and the People's Republic of China (the "PRC") had recorded a turnover of HK$1,393,000 (2004: HK$1,174,000) and a profit of HK$282,000 (2004: HK$103,000). During the period under review, the Group acquired a 75% interest in a company holding an investment property, being a piece of land located at Buji Town, Shenzhen, the PRC, together with the acquisition of the related shareholder's loan for a total consideration of HK$58,491,000. The site area of this investment property, with the foundation works already completed, is about 5,241.3 square metre. This project is still under the conceptual design phase.

FINANCIAL RESOURCES, LIQUIDITY AND CAPITAL STRUCTURE

As at 30 June 2005, the Group's non-current assets consisted mainly of investment properties of HK$124,645,000 (31 December 2004: HK$44,640,000); property, plant and equipment of HK$6,089,000 (31 December 2004: HK$6,426,000); construction in progress of HK$47,034,000 (31 December 2004: Nil) and long term investments of HK$258,359,000 (31 December 2004: HK$313,919,000). These non-current assets were principally financed by shareholders' funds. As at 30 June 2005, the Group had net current assets of HK$823,894,000 (31 December 2004: HK$858,139,000).

All the Group's borrowings are arranged on short term basis, repayable within one year and secured on certain investment properties, marketable securities and bank deposits. As at 30 June 2005, the Group has no borrowing (31 December 2004: Nil).

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from Australian Dollar denominated assets and transactions. As the exchange rate of Malaysian Ringgit was relatively stable during the period, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 30 June 2005, the Group's investment properties, investments held for trading or investments in securities, bank balances and cash with respective carrying values of HK$15,000,000 (31 December 2004: HK$15,000,000), HK$660,628,000 (31 December 2004: HK$631,924,000) and HK$15,303,000 (31 December 2004: HK$15,182,000) were pledged to financial institutions to secure credit facilities granted to the Group.

EMPLOYEES

The Group had 40 employees as at 30 June 2005 (31 December 2004: 47). The Group ensures that its employees are remunerated in line with market conditions and individual performance and with the remuneration policies reviewed on a regular basis.

PROSPECTS

The growing consumer acceptance of 3G services represents substantial business opportunities in 3G mobile handsets and related accessories. As a pioneer in handset distribution, STAR will take advantage of this new era to identify and offer quality 3G mobile handsets that meet the market's prevailing needs. Further, STAR will continue to explore business partnerships with China and Taiwan manufacturers which play an increasingly significant role in the R & D and manufacturing of products like mobile handsets, PDA and Smartphone. Currently, the Group is the authorized distributor of NEC, Alcatel and Xcell mobile handsets in Hong Kong and Macau.

Though the economic sentiment and consumer confidence in Hong Kong has improved, the negative impact from hikes of interest rate and oil price remains. The Group will cautiously continue to seek business and investment opportunities in China, Hong Kong and the Asia Pacific region to improve its profitability and enhance shareholders' value.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at 30 June 2005, the interests and short positions of the directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

Long positions in the shares of the Company

Name of Director	Number of ordinary shares of HK$0.01 each					Percentage of issued ordinary shares
	Personal interests	Family interests	Corporate interests	Other interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	–	–	106,512,400 (Note)	–	106,512,400	35.30%

Note: Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") and Bilistyle Investments Limited ("Bilistyle") held 105,248,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both China Spirit and Bilistyle. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

Save as disclosed above, as at 30 June 2005, none of the directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares, underlying shares or debentures of the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2005, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:

Long positions in the shares of the Company

Name	Capacity	Number of ordinary shares held	Percentage held
Ms. Chong	Held by controlled corporation (Notes 1 & 2)	106,512,400	35.30%
China Spirit	Held by controlled corporation (Note 2)	105,248,000	34.88%
Vigor Online	Beneficial owner	105,248,000	34.88%

Notes:

1. Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

Save as disclosed above, as at 30 June 2005, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

REMUNERATION COMMITTEE

The Company has established a remuneration committee with the terms of reference which are in line with the code provisions as set out in the Code on Corporate Governance Practices (the "Corporate Governance") in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

COMPLIANCE WITH CORPORATE GOVERNANCE

The Company has complied with the applicable code provisions of the Corporate Governance as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2005, except that:

Under the code provision A.2.1, the roles of chairman and chief executive officer (the "CEO") should be separate and should not be performed by the same individual. The division of the responsibilities between the chairman and the CEO should be clearly established and set out in writing. The Chairman of the Company is Ms. Chong Sok Un who is primarily responsible for the leadership of the Board while the function of the CEO are performed by two executive directors, namely Dato' Wong Peng Chong who is in charge of day-to-day business operations of the Group and Mr. Kong Muk Yin who is in charge of finance and accounts of the Group. The responsibilities between the Chairman and these two executive directors are clearly segregated.

Under the code provision A.4.2, every director should be subject to retirement by rotation at least once every three years. In accordance with the Company's bye laws, one third of the directors for the time being, or if their number is not three or a multiple of three, the number nearest one-third, shall retire from office by rotation at each annual general meeting of the Company provided that no director holding office as chairman or managing director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. In order to comply with this code provision, the Chairman has agreed and confirmed to be voluntarily subject to the retirement by rotation at each annual general meeting of the Company.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding securities transactions by the Directors. Having made specific enquiries of all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2005.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 16 September 2005

As at the date of this report, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao as independent non-executive directors.

守則條文A.4.2規定，每名董事應至少每三年輪值退任一次。根據本公司之公司細則，在本公司每一屆之股東週年大會上，三分之一當時在任之董事（或，倘其人數並非三或三之倍數，則為最接近三分之一的數目）須輪值退任，惟擔任主席或董事總經理則無須按此規則輪值告退或被納入為釐定董事退任之人數在內。為遵守該守則條文，主席已同意及確認在本公司每一屆之股東週年大會上自願輪值退任。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之標準守則，作為本公司就董事進行證券交易之守則。經本公司向全體董事作出特定查詢後，所有董事已確認於截至二零零五年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

承董事會命
主席
莊淑涗

香港，二零零五年九月十六日

於本報告日期，董事會由執行董事莊淑涗女士（主席）、王炳忠拿督及江木賢先生，獨立非執行董事勞偉安先生、劉紹基先生及俞啟鎬先生組成。

除上文所披露者外，於二零零五年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

購買、出售或贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

薪酬委員會

本公司已成立薪酬委員會，其權責範圍與聯交所證券上市規則(「上市規則」)附錄14所載之企業管治常規守則(「企業管治」)條文一致。

遵守企業管治

截至二零零五年六月三十日止六個月內，本公司已遵守上市規則附錄14所載之企業管治內之適用守則條文，惟下列除外：

守則條文A.2.1規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。主席與行政總裁之間職責的分工應清楚界定並以書面列載。本公司之主席為莊淑涴女士，彼主要負責領導董事會；而行政總裁之職務則由兩名執行董事王炳忠拿督及江木賢先生履行，彼等分別負責本集團之日常業務運作及財務與會計，由此可見主席及該兩位執行董事之職責已被清楚劃分。

董事購入股份或債券之權利

於期內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東之權益

於二零零五年六月三十日，根據證券及期貨條例第336 條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	持股百分比
莊女士	所控制的公司持有(附註一及二)	106,512,400	35.30%
China Spirit	所控制的公司持有(附註二)	105,248,000	34.88%
Vigor Online	實益擁有人	105,248,000	34.88%

附註：

一. Bilistyle持有本公司1,264,400股普通股股份，而莊女士於Bilistyle 擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400股普通股股份之權益。

二. Vigor Online 乃China Spirit 擁有67.7%之附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit 及莊女士均被視為擁有本公司105,248,000股普通股股份之權益。

董事及主要行政人員之權益

於二零零五年六月三十日，根據香港證券及期貨條例(「證券及期貨條例」)第352 條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則(「標準守則」)而向本公司或香港聯合交易所有限公司(「聯交所」)作出的知會，本公司的董事、主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團(具有證券及期貨條例第XV 部的涵義)的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

董事姓名	每股面值0.01港元之普通股數目					佔已發行普通股之百分比
	個人權益	家族權益	公司權益	其他權益	合計	
莊淑浣女士(「莊女士」)	–	–	106,512,400 (附註)	–	106,512,400	35.30%

附註：Vigor Online Offshore Limited(「Vigor Online」)乃China Spirit Limited (「China Spirit」)擁有67.7%之附屬公司與Bilistyle Investments Limited(「Bilistyle」)分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle 均擁有100%實益權益，故被視為擁有本公司106,512,400股普通股股份之公司權益。

除上文所披露者外，於二零零五年六月三十日，根據證券及期貨條例第352 條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，本公司的董事、主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團(具有證券及期貨條例第XV 部的涵義)的任何股份、相關股份或債券之任何權益或淡倉。

集團資產抵押

於二零零五年六月三十日，本集團分別以名下賬面值15,000,000港元(二零零四年十二月三十一日：15,000,000港元)、660,628,000港元(二零零四年十二月三十一日：631,924,000港元)及15,303,000港元(二零零四年十二月三十一日：15,182,000港元)之投資物業、持作買賣之投資或證券投資、銀行結餘及現金作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零五年六月三十日，本集團僱用40名僱員(二零零四年十二月三十一日：47名)。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

消費者逐漸接受3G服務顯示3G流動電話及相關配件具有龐大商機。作為流動電話分銷商之先鋒，星光將把握此新世代並物色及提供配合市場流行需求之優質3G流動電話。此外，星光將繼續拓展於流動電話、個人數碼助理及智能手機等產品之研發及生產方面日益扮演重要角色之中國及台灣生產商的業務夥伴關係。目前，本集團為NEC、Alcatel及Xcell流動電話之香港及澳門授權分銷商。

儘管香港之經濟氣氛及消費者信心已獲改善，惟利率上升及油價高企之負面影響仍然存在。為提高盈利及提升股東價值，本集團將在中國、香港及亞太地區繼續審慎尋求業務及投資機會。

於回顧期內，本集團放債業務之營業額（主要為利息收入）為7,562,000港元（二零零四年：6,531,000港元），溢利則為7,558,000港元（二零零四年：6,495,000港元）。

本集團在香港及中華人民共和國（「中國」）之投資物業錄得營業額1,393,000港元（二零零四年：1,174,000港元）及溢利282,000港元（二零零四年：103,000港元）。於回顧期內，本集團以總代價58,491,000港元購入一間持有一項位於中國深圳市布吉鎮之一幅土地之投資物業的公司的75%股本權益及有關股東貸款。該投資物業地盤面積約為5,241.3平方米，其地基工程經已完成。該項目仍在概念設計階段。

財務資源、流動資金及股本結構

於二零零五年六月三十日，本集團之非流動資產主要包括124,645,000港元（二零零四年十二月三十一日：44,640,000港元）之投資物業；6,089,000港元（二零零四年十二月三十一日：6,426,000港元）之物業、廠房及設備；47,034,000港元（二零零四年十二月三十一日：無）之在建工程及258,359,000港元（二零零四年十二月三十一日：313,919,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零五年六月三十日，本集團之流動資產淨值為823,894,000港元（二零零四年十二月三十一日：858,139,000港元）。

本集團之所有借貸均為短期借貸，須於一年內償還，並以若干投資物業、有價證券及銀行存款作為抵押。於二零零五年六月三十日，本集團並無借貸（二零零四年十二月三十一日：無）。

於回顧期間內，本集團之資產、負債及交易均主要以港元、澳元及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。基於馬來西亞林吉特於期內之匯率相對穩定，本集團並無重大外匯風險。

管理層討論及分析

財務業績

截至二零零五年六月三十日止六個月，本集團之營業額下跌83.4%至84,413,000港元（二零零四年：509,646,000港元），溢利淨額下跌52.0%至36,498,000港元（二零零四年：76,024,000港元），主要由於證券交易及流動電話分銷活動減少。本集團期內每股盈利下跌40.9%至12.10港仙（二零零四年：20.47港仙）。

於二零零五年六月三十日，本集團之淨資產值為每股4.1港元（二零零四年六月三十日：3.1港元）。

業務回顧

二零零五年上半年，在流動電話市場競爭激烈之情況下，本集團經由星光電訊有限公司（「星光」）經營之流動電話分銷業務之營業額錄得大幅下降至43,601,000港元（二零零四年：124,374,000港元），而虧損則為940,000港元（二零零四年：溢利12,235,000港元）。由於面對主要品牌及其他韓國品牌之激烈競爭，星光之2G流動電話在銷售、價格及毛利率方面均受到龐大壓力；2G流動電話之銷售亦因消費者逐漸接受3G服務及3G流動電話而受到影響並受平衡進口貨之流入造成不利影響。由於流動電話產品週期於二零零五年第二季顯著縮短，星光在挑選新型號流動電話時採取十分審慎之態度。然而，星光分銷之NEC流動電話因功能吸引及卓越品質，繼續站穩港澳市場十大暢銷品牌。

截至二零零五年六月三十日止期間，本集團之金融工具買賣及投資業務錄得營業額31,857,000港元（二零零四年：377,567,000港元）及溢利35,697,000港元（二零零四年：80,651,000港元）。於二零零五年上半年，股票市場頗為波動，因而導致本集團證券買賣量有所下降。

20. 收購一間附屬公司(續)

於本期間，以上之收購以現金約30,980,000港元支付，其餘之款項約5,008,000港元以應收貸款方式支付。

如該項收購於二零零五年一月一日完成，本集團於本期間之總收入將為87,381,000港元及溢利將為35,942,000港元。此備考資料只作說明用途，並不等於如收購於二零零五年一月一日完成後，本集團真正獲得之收入及經營業績，亦並不反映將來將會達至之業績。

21. 承擔

於二零零五年六月三十日，本集團購買租賃物業之資本支出承擔為16,556,000港元(二零零四年十二月三十一日：無)。

中期股息

董事向於二零零五年十月二十六日名列本公司股東名冊之股東宣派每股0.01港元(二零零四年：0.01港元)合共約為3,018,000港元之中期股息。股息單預計於二零零五年十一月十日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零五年十月二十四日(星期一)至二零零五年十月二十六日(星期三)(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。

20. 收購一間附屬公司

於二零零五年六月二十八日，本集團以35,988,000港元之代價，收購深圳市天利安實業發展有限公司之75%已發行股本。本項交易已採用會計購入法入賬。

該項交易中收購之淨資產如下：

	收購公司合併前賬面值	公允值調整	公允值
	千港元	千港元	千港元
收購之淨資產：			
投資物業	44,065	35,940	80,005
在建工程	47,034	–	47,034
應收賬項、按金及預付款項	500	–	500
銀行結餘及現金	9	–	9
應付款項及應計費用	(51,669)	–	(51,669)
應付一位股東之款項	(22,503)	–	(22,503)
税項負債	(1)	–	(1)
遞延税項負債	–	(5,391)	(5,391)
	17,435	30,549	47,984
少數股東權益			(11,996)
			35,988
支付方式：			
現金代價支付			30,980
應收貸款			5,008
			35,988

17. 股本

	股份數目	股本
		千港元
每股面值0.01港元之普通股		
法定：		
於二零零五年六月三十日及		
二零零四年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：		
於二零零五年六月三十日及		
二零零四年十二月三十一日	301,755,547	3,018

18. 遞延税項負債

該賬項為收購一間附屬公司時，對租賃土地作出公允值調整時所產生之税項暫時差異。

19. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為取得短期信貸融資之抵押：

	二零零五年六月三十日	二零零四年十二月三十一日
	千港元	千港元
投資物業	**15,000**	15,000
持作買賣之投資	**660,628**	—
證券投資	**—**	631,924
銀行存款	**15,303**	15,182
	690,931	662,106

14. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
90日內	**3,273**	8,792
91－180日	**－**	41
181－360日	**45**	48
超過360日	**48**	－
	3,366	8,881
其他應收賬項、按金及預付款項	**5,239**	19,524
	8,605	28,405

15. 應收貸款

應收貸款並無抵押，按商業年利率計息及於一年內償還。

16. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
90日內之應付貿易賬項	**290**	24,776
其他應付賬項及應計費用	**58,601**	7,607
	58,891	32,383

12. 投資物業、物業、廠房及設備及在建工程之變動（續）

於本期間，本集團增加之物業、廠房及設備總值約為68,000港元（二零零四年一月一日至二零零四年六月三十日：233,000港元）。

董事考慮到除於本期間因收購附屬公司而擁有之土地外，投資物業及租賃土地及樓宇於二零零五年六月三十日之公允值與二零零四年十二月三十一日之專業估值並無重大差別，因此，於本期間並沒有已確認之重估增值或重估減值。

13. 證券投資、貸款及應收款項、可供出售投資及持作買賣之投資

根據香港會計準則第39號，於二零零四年十二月三十一日包含於證券投資中之其他證券已分別分類為貸款及應收款項及可供出售投資。貸款及應收款項為新鴻基有限公司（「新鴻基」）及聯合集團有限公司（「聯合集團」）所發行之貸款票據。該貸款票據乃本集團於二零零三年出售新鴻基及聯合集團股份之部份代價，並於二零零四年十二月三十一日，分類為證券投資中之其他證券之部份。該等貸款票據分別按年息4厘及2.25厘計算及可於二零零八年三月七日及二零零八年八月十五日或之前贖回。

於二零零四年十二月三十一日包含於證券投資中之供買賣投資，已根據香港會計準則第39號分類為持作買賣之投資。

9. 稅項支出 *(續)*

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國所得稅已根據中國適用之稅率就估計應課稅溢利作撥備。

10. 股息

該款項為本期間中期股息每股0.01港元(二零零四年：0.01港元)。

二零零四年末期股息每股0.04港元(二零零三年末期股息：每股0.04港元)，金額為12,070,000港元(二零零三年末期股息：14,859,000港元)於本期間派付予股東，並已於簡明綜合股本權益變動表內反映。

11. 每股盈利

每股基本盈利之計算乃按期內之溢利36,498,000港元(二零零四年：76,024,000港元)及期內已發行普通股301,755,547股(二零零四年：371,468,753股)而計算。

12. 投資物業、物業、廠房及設備及在建工程之變動

於本期間，本集團經收購一間附屬公司擁有一幅位於中國並持作中期租約之土地。根據香港會計準則第40號，該土地分為以公允值入賬之投資物業總值80,005,000港元(二零零四年一月一日至二零零四年六月三十日：無)及以成本值入賬之在建工程總值47,034,000港元(二零零四年一月一日至二零零四年六月三十日：無)。

7. 期內綜合收入／支出

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
期內綜合收入／支出已扣除(撥回)以下項目：		
折舊及攤銷	**405**	535
出售持作買賣之投資之溢利	**(11,648)**	—
出售供買賣投資之溢利	—	(100,033)
股息收入	**(7,970)**	(7,776)

8. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

9. 稅項支出

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
本期稅項包括：		
香港利得稅	**55**	556
中國所得稅	**61**	57
	116	613

5. 投資之溢利(虧損)淨額

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
衍生工具之已變現收益淨額	–	1,552
公允價值於持作買賣之投資之變更	**22,805**	–
供買賣投資之未變現虧損淨額	–	(24,915)
提早購回貸款票據之折扣	**(1,000)**	–
	21,805	(23,363)

6. 其他經營收入

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
利息收入	**2,922**	5,137
其他	**46**	157
	2,968	5,294

4. 分項資料(續)

按地區分項：

本集團之經營業務分佈於香港及中國內地(「中國」)。

於回顧期間內，本集團之流動電話分銷業務、證券買賣及投資業務以及財務服務業務在香港進行。投資物業之租金收入來自香港及中國。佣金收入來自香港。

以下列表提供本集團按地區收入之分析：

	按市場地區之收入 截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
香港	**86,309**	513,728
中國	**685**	636
	86,994	514,364

4. 分項資料 *(續)*

按業務分項：(續)

截至二零零四年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元 (重列)
收入					
對外銷售	124,374	377,567	6,531	1,174	509,646
其他經營收入	–	4,718	–	–	4,718
	124,374	382,285	6,531	1,174	514,364
分項業績	12,235	80,651	6,495	103	99,484
未分攤之其他經營收入					576
未分攤之公司支出					(22,956)
融資成本					(467)
除税前溢利					76,637
税項支出					(613)
期內溢利					76,024

4. 分項資料

業務及地區分項資料

於管理上，本集團現時分為四大主要營運業務，分別是流動電話分銷、證券買賣及投資、財務服務及物業投資。

上述四大業務乃本集團滙報主要分項資料所按之基準。

以下為本集團於期內按主要業務及市場地區劃分之收入及經營業務溢利分析：

按業務分項：

截至二零零五年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
收入					
對外銷售	43,601	31,857	7,562	1,393	84,413
其他經營收入	–	2,571	10	–	2,581
	43,601	34,428	7,572	1,393	86,994
分項業績	(940)	35,697	7,558	282	42,597
未分攤之其他經營收入					351
未分攤之公司支出					(6,332)
融資成本					(2)
除稅前溢利					36,614
稅項支出					(116)
期內溢利					36,498

3. 會計政策改變之影響摘要

於二零零四年十二月三十一日及二零零五年一月一日應用新香港財務報告準則之累計影響概述如下：

	於二零零四年十二月三十一日及二零零五年一月一日 (原先呈列) 千港元	調整 千港元	於二零零五年一月一日 (重列) 千港元
資產負債表項目			
投資物業	44,640	–	**44,640**
物業、廠房及設備	6,426	–	**6,426**
其他資產/負債	1,172,586	–	**1,172,586**
資產及負債之影響總額	1,223,652	–	**1,223,652**
股本	3,018	–	**3,018**
股份溢價	676,818	–	**676,818**
負商譽	32,883	(32,883)	–
保留溢利	473,761	32,883	**506,644**
投資重估儲備	34,188	–	**34,188**
租賃土地及樓宇重估儲備	1,064	–	**1,064**
其他儲備	1,920	–	**1,920**
權益之影響總額	1,223,652	–	**1,223,652**

2. 主要會計政策(續)

與投資物業有關之遞延稅項(續)

本集團並未提早應用下列已頒佈但尚未生效之新準則及註釋。本集團已開始考慮此等新準則及註釋所帶來之潛在影響。但並未就該新準則及註釋導致營運及財務狀況之編製及呈列所帶來之重大影響作出決定。該等準則及註釋將導致將來營運及財務狀況之編製及呈列有所變更。

香港財務報告準則第6號	礦產資源之勘探及評估
修訂香港會計準則第19號 僱員福利	精算收益及虧損、集團計劃及披露
修訂香港會計準則第39號 財務票據:確認及計量	金融資產及金融負債之過渡及初次確認
修訂香港會計準則第39號 財務票據:確認及計量	公允值期權
香港財務報告準則－詮釋第4號	釐定一項安排是否包含租賃
香港財務報告準則－詮釋第5號	停產、復原及環境修復基金所產生權益之權利

2. 主要會計政策 *(續)*

與投資物業有關之遞延稅項

於過往期間，根據以往之詮釋(會計實務準則－詮釋第20號)，重估投資物業所產生之遞延稅項影響乃根據出售有關物業收回之賬面值後之稅務影響作出評估。在本期間，本集團應用香港會計準則詮釋第21號(「詮釋第21號」)「所得稅－收回經重估之不可折舊資產」，不再假設投資物業賬面值可透過出售而收回。因此，投資物業之遞延稅項影響評估按本集團預期於每一結算日有關物業可收回之數額計算。由於香港會計準則詮釋第21號並未附有任何具體過渡性條文，此項會計政策之變更已追溯應用。該項變動對本期間及以往期間之業績概無重大影響。

2. 主要會計政策(續)

業主自用之土地租賃權益

於過往期間，業主自用租賃土地及樓宇乃歸入物業、廠房及設備，以重估值模式計量。於本期間，本集團採用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入賬，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概以融資租賃處理。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地之租賃權益則應重新分類為經營租賃下之預付租賃款項，以成本入賬並按租賃期作直線攤銷。若未能於土地及樓宇部份之間作出可靠分配，則土地之租賃權益繼續作物業、廠房及設備入賬。

投資物業

於本期間，本集團首次採用香港會計準則第40號「投資物業」。本集團選擇將旗下投資物業以公允價值模式入賬，此模式規定將投資物業之公允價值變動所產生之收益或虧損直接確認於有關損益產生期內之損益。在以往期間根據會計實務準則第13號之規定，投資物業以公開市值計量，重估盈餘或虧絀撥入投資物業重估儲備或自該儲備扣除，除非該儲備結餘不足以彌補重估所產生之減值，則重估減值高出投資物業重估儲備結餘之數額自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按之前之減幅列入收益表。本集團已應用香港會計準則第40號之相關過渡性條文，並選擇由二零零五年一月一日起應用香港會計準則第40號。該項變動對本期間及以往期間之業績概無重大影響。

2. 主要會計政策(續)

金融工具(續)

債務及股本證券以外之金融資產及金融負債

自二零零五年一月一日開始，本集團就債務及股本證券以外之金融資產及金融負債(以往不屬於會計實務準則第24號範圍)乃按照香港會計準則第39號之規定進行分類及計量。如前所述，香港會計準則第39號將金融資產分類為「透過損益按公允價值處理之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。金融負債一般分類為「透過損益按公允價值處理之金融負債」或「透過損益按公允價值處理之金融負債以外之其他金融負債(其他金融負債)」。「其他金融負債」以實際利率法按已攤銷成本持有。

取消確認

香港會計準則第39號規定，取消確認金融資產應用之準則較過往期間所採用者更為嚴格。根據香港會計準則第39號，一項金融資產僅會於該資產之現金流量合約權利到期時，或已轉讓及轉讓中之資產根據香港會計準則第39號符合資格取消確認時方予取消。混合風險及回報及控制測試之方式乃用以決定有關轉讓是否符合取消確認之資格。本集團已採用相關過渡性條文，並將經修訂之會計政策應用於二零零五年一月一日或之後轉讓之金融資產。該項變動對本期間之業績概無重大影響。

2. 主要會計政策(續)

金融工具

於本期間,本集團已採用香港會計準則第32號「金融工具:披露及呈列」及香港會計準則第39號「金融工具:確認及計量」。香港會計準則第32號規定作追溯應用。於二零零五年一月一日或其後開始之會計期間生效之香港會計準則第39號,一般不允許按追溯基準確認、取消確認或計量金融資產及負債。實行香港會計準則第32號及香港會計準則第39號而產生之主要影響摘要如下:

金融資產及金融負債之分類及計量

本集團已就符合香港會計準則第39號之金融資產及金融負債之分類及計量,應用香港會計準則第39條之有關過渡性條文。

於二零零四年十二月三十一日,本集團乃根據會計實務準則第24號之其他處理方法進行債務及股本證券之分類及計量。根據會計實務準則第24號,債務或股本證券投資乃適當地分類為「買賣證券」、「非買賣證券」或「持有至到期日投資」。「買賣證券」及「非買賣證券」均按公允價值計量。「買賣證券」之未實現損益於產生該損益之期間列為溢利或虧損。「非買賣證券」之未實現損益則作權益入賬,直至該等證券售出或決定有所減損,屆時原先確認為權益之累計損益將列入該期間之損益淨額。自二零零五年一月一日開始,本集團按香港會計準則第39號將債務及股本證券分類及計量。根據香港會計準則第39號,金融資產乃分類為「透過損益按公允價值處理之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。不屬於對沖關係一部份之「透過損益按公允價值處理之金融資產」及「可供出售之金融資產」均按公允價值列賬,公允價值之變動則分別確認為損益及權益。「貸款及應收款項」及「持有至到期日之金融資產」則採用實際利率法按已攤銷成本計量。

2. 主要會計政策(*續*)

在建工程(續)

於本期間,本集團首次應用香港會計師公會所頒佈之多項新香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋(下文統稱「新香港財務報告準則」),該等準則適用於二零零五年一月一日或其後開始之會計期間。應用新香港財務報告準則導致收益表、資產負債表及權益變動表之呈列方法有所改變。尤其是有關少數股東權益之呈列方法,該等呈列方法之變動已追溯應用。採納新香港財務報告準則導致本集團會計政策在下列範疇出現變動,並對本會計期間或過往會計期間之業績編製及呈列方式構成影響。

業務合併

本集團應佔所收購公司之可確定資產、負債及或有負債之公允價值淨額高於成本之差額(以往稱為「負商譽」)

根據香港財務報告準則第三號「業務合併」,本集團應佔所收購公司之可確定資產、負債及或有負債之公允價淨額高於收購成本之差額(「收購折讓」)應於進行收購之期間即時確認為溢利或虧損。於過往期間,在二零零一年一月一日前,因收購產生之負商譽保留在儲備賬內,在二零零一年一月一日後,因收購產生之負商譽,會根據市況分析結果作為資產的減項呈報,並計算為收益。根據香港財務報告準則第3號之相關過渡性條文,本集團於二零零五年一月一日取消確認以往記錄於負商譽儲備賬內之負商譽總值32,883,000港元。並相應增加保留溢利。

簡明財務報表附註
截至二零零五年六月三十日止六個月

1. 編製基準

簡明財務報表乃按照香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16 適用之披露要求而編製。

至二零零四年十二月三十一日止，出租投資物業所得的租金收入重新定義為營業額之部份。因此，二零零四年六月三十日止期間用作比較之租金收入(1,174,000港元)已由其他經營收入重新分類為營業額。

2. 主要會計政策

除若干物業及金融工具按適用情況以公允價值或重估值計量外，本簡明財務報表乃按歷史成本為編製基礎。

除下文所述者外，本簡明財務報表所採用之會計政策與本集團編製截至二零零四年十二月三十一日止年度財務報表所採用的一致。

在建工程

在發展中供生產、租賃或行政用途或用途未定之樓宇經扣除任何已知減值虧損後按成本列賬。該等資產之折舊方法與其他物業資產相同，在資產可供擬定用途時開始計算折舊。

簡明綜合現金流量表

截至二零零五年六月三十日止六個月

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
	(未經審核)	(未經審核)
經營業務之現金流出淨額	**(16,629)**	(169,013)
投資業務之現金流入(流出)淨額	**41,407**	(18,522)
融資業務		
新增借貸	–	335,400
償還借貸	–	(183,231)
已付股息	**(12,070)**	(14,859)
融資業務之現金(流出)流入淨額	**(12,070)**	137,310
現金及現金等值增加(減少)淨額	**12,708**	(50,225)
期初之現金及現金等值	**32,265**	134,600
期終之現金及現金等值	**44,973**	84,375
現金結餘及現金等值之分析		
銀行結餘及現金	**44,973**	84,375

簡明綜合股本權益變動表(續)

截至二零零五年六月三十日止六個月

	母公司權益持有人應佔權益										
	股本 千港元	股份溢價 千港元	負商譽 千港元	租賃土地及樓宇重估儲備 千港元	投資重估儲備 千港元	資本贖回儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	小計 千港元	少數股東權益 千港元	總額 千港元
於二零零五年一月一日	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	–	1,223,652
會計政策變動之影響(附註3)	–	–	(32,883)	–	–	–	–	32,883	–	–	–
重列	3,018	676,818	–	1,064	34,188	1,922	(2)	506,644	1,223,652	–	1,223,652
直接於權益確認之可供出售投資虧損	–	–	–	–	(4,918)	–	–	–	(4,918)	–	(4,918)
期內溢利	–	–	–	–	–	–	–	36,498	36,498	–	36,498
期內確認收入及支出總額	–	–	–	–	(4,918)	–	–	36,493	31,580	–	31,580
收購一間附屬公司	–	–	–	–	–	–	–	–	–	11,996	11,996
已付股息	–	–	–	–	–	–	–	(12,070)	(12,070)	–	(12,070)
於二零零五年六月三十日	3,018	676,818	–	1,064	29,270	1,922	(2)	531,072	1,243,162	11,996	1,255,158

簡明綜合股本權益變動表

截至二零零五年六月三十日止六個月

	母公司權益持有人應佔權益										
	股本 千港元	股份溢價 千港元	負商譽 千港元	租賃土地及樓宇重估儲備 千港元	投資重估儲備 千港元	資本贖回儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	小計 千港元	少數股東權益 千港元	總額 千港元
於二零零四年一月一日	3,715	759,776	32,883	456	16,422	1,922	–	288,363	1,103,537	–	1,103,537
直接於權益確認之可供出售投資虧損	–	–	–	–	(4,892)	–	–	–	(4,892)	–	(4,892)
期內溢利	–	–	–	–	–	–	–	76,024	76,024	–	76,024
期內確認收入及支出總額	–	–	–	–	(4,892)	–	–	76,024	71,132	–	71,132
已付股息	–	–	–	–	–	–	–	(14,859)	(14,859)	–	(14,859)
於二零零四年六月三十日	3,715	759,776	32,883	456	11,530	1,922	–	349,528	1,159,810	–	1,159,810
可供出售投資盈餘	–	–	–	–	22,658	–	–	–	22,658	–	22,658
租賃土地及樓宇重估盈餘	–	–	–	608	–	–	–	–	608	–	608
因換算海外附屬公司之財務報表所產生之匯兌差異	–	–	–	–	–	–	(2)	–	(2)	–	(2)
直接於權益確認之淨收入(支出)	–	–	–	608	22,658	–	(2)	–	23,264	–	23,264
期內溢利	–	–	–	–	–	–	–	127,250	127,250	–	127,250
期內確認收入及支出總額	–	–	–	608	22,658	–	(2)	127,250	150,514	–	150,514
已付股息	–	–	–	–	–	–	–	(3,017)	(3,017)	–	(3,017)
股份購回	(697)	(82,958)	–	–	–	–	–	–	(83,655)	–	(83,655)
於二零零四年十二月三十一日	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	–	1,223,652

簡明綜合資產負債表(續)

	附註	二零零五年 六月三十日 千港元 (未經審核)	二零零四年 十二月三十一日 千港元 (已審核)
流動資產淨值		**823,894**	858,139
總資產減流動負債		**1,260,549**	1,223,652
股本及儲備			
股本	17	**3,018**	3,018
儲備		**1,240,144**	1,220,634
母公司權益持有人應佔之權益		**1,243,162**	1,223,652
少數股東權益		**11,996**	—
權益總額		**1,255,158**	1,223,652
非流動負債			
遞延税項負債	18	**5,391**	—
		1,260,549	1,223,652

簡明綜合資產負債表

	附註	二零零五年 六月三十日 千港元 （未經審核）	二零零四年 十二月三十一日 千港元 （已審核）
非流動資產			
投資物業	*12*	**124,645**	44,640
物業、廠房及設備	*12*	**6,089**	6,426
在建工程	*12*	**47,034**	–
證券投資	*13*	**–**	313,919
貸款及應收款項	*13*	**96,248**	–
可供出售投資	*13*	**162,111**	–
其他非流動資產		**528**	528
		436,655	365,513
流動資產			
存貨		**9,250**	9,626
應收賬項、按金及預付款項	*14*	**8,605**	28,405
應收貸款	*15*	**65,458**	103,018
證券投資	*13*	–	709,854
持作買賣之投資	*13*	**752,081**	–
有抵押銀行存款	*19*	**15,303**	15,182
銀行結餘及現金		**44,973**	32,265
		895,670	898,350
流動負債			
應付賬項及應計費用	*16*	**58,891**	32,383
客戶訂金及預收款項		**8,515**	3,513
應付税項		**4,370**	4,315
		71,776	40,211

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合業績，連同二零零四年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤•關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查，及經本公司之審核委員會審查。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零五年 千港元 (未經審核)	二零零四年 千港元 (未經審核) (重列)
營業額	4	**84,413**	509,646
銷售成本		**(59,586)**	(382,802)
毛利		**24,827**	126,844
投資之溢利(虧損)淨額	5	**21,805**	(23,363)
其他經營收入	6	**2,968**	5,294
分銷成本		**(3,795)**	(6,163)
行政支出		**(8,507)**	(25,371)
其他經營支出		**(682)**	(137)
融資成本	8	**(2)**	(467)
除税前溢利		**36,614**	76,637
税項支出	9	**(116)**	(613)
期內溢利		**36,498**	76,024
以下應佔：			
母公司權益持有人		**36,498**	76,024
少數股東權益		**—**	—
		36,498	76,024
股息	10	**3,018**	3,018
每股基本盈利	11	**12.10港仙**	20.47港仙



COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM

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e1101

二零零五年中期報告



COL Capital Limited

中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

* 僅供識別

Interim Report 20



COL Capital Limited

(Incorporated in Bermuda with Limited Liability)



COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM

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UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with the comparative figures for the corresponding period in 2004 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June	
		2005	2004
		HK$'000	HK$'000
		(Unaudited)	(Unaudited)
			(restated)
Turnover	4	**84,413**	509,646
Cost of sales		**(59,586)**	(382,802)
Gross profit		**24,827**	126,844
Net gains (losses) on investments	5	**21,805**	(23,363)
Other operating income	6	**2,968**	5,294
Distribution costs		**(3,795)**	(6,163)
Administrative expenses		**(8,507)**	(26,371)
Other operating expenses		**(682)**	(137)
Finance costs	8	**(2)**	(467)
Profit before taxation		**36,614**	75,637
Tax charge	9	**(116)**	(613)
Profit for the period		**36,498**	75,024
Attributable to :			
Equity holders of the parent company		**36,498**	75,024
Minority interests		**–**	–
		36,498	75,024
Dividends	10	**3,018**	3,018
Basic earnings per share	11	**12.10 HK cents**	20.47 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2005 HK$'000 (unaudited)	As at 31 December 2004 HK$'000 (audited)
Non-current assets			
Investment properties	12	**124,645**	44,640
Property, plant and equipment	12	**6,089**	6,426
Construction in progress	12	**47,034**	–
Investments in securities	13	**–**	313,919
Loans and receivables	13	**96,248**	–
Available-for-sale investments	13	**162,111**	–
Other non-current assets		**528**	528
		436,655	365,513
Current assets			
Inventories		**9,250**	9,626
Debtors, deposits and prepayments	14	**8,605**	28,405
Loans receivable	15	**65,458**	103,018
Investments in securities	13	**–**	709,854
Investments held for trading	13	**752,081**	–
Pledged bank deposits	19	**15,303**	15,182
Bank balances and cash		**44,973**	32,265
		895,670	898,350
Current liabilities			
Creditors and accrued charges	16	**58,891**	32,383
Customers' deposits and receipts in advance		**8,515**	3,513
Taxation payable		**4,370**	4,315
		71,776	40,211

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	As at 30 June 2005 HK$'000 (unaudited)	As at 31 December 2004 HK$'000 (audited)
Net current assets		**823,894**	858,139
Total assets less current liabilities		**1,260,549**	1,223,652
Capital and reserves			
Share capital	*17*	**3,018**	3,018
Reserves		**1,240,144**	1,220,634
Equity attributable to equity holders of the parent company		**1,243,162**	1,223,652
Minority interests		**11,996**	–
Total equity		**1,255,158**	1,223,652
Non-current liability			
Deferred tax liability	*18*	**5,391**	–
		1,260,549	1,223,652

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2005

	Attributable to equity holders of the parent company										
	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2004	3,715	759,776	32,883	456	16,422	1,922	-	288,363	1,103,537	-	1,103,537
Deficit on available-for-sale investments recognised directly in equity	-	-	-	-	(4,892)	-	-	-	(4,892)	-	(4,892)
Profit for the period	-	-	-	-	-	-	-	76,024	76,024	-	76,024
Total recognised income and expense for the period	-	-	-	-	(4,892)	-	-	76,024	71,132	-	71,132
Dividend paid	-	-	-	-	-	-	-	(14,859)	(14,859)	-	(14,859)
At 30 June 2004	3,715	759,776	32,883	456	11,530	1,922	-	349,528	1,159,810	-	1,159,810
Surplus on available-for-sale investments	-	-	-	-	22,658	-	-	-	22,658	-	22,658
Surplus on revaluation of leasehold land and buildings	-	-	-	608	-	-	-	-	608	-	608
Exchange differences arising from translation of financial statements of overseas subsidiary	-	-	-	-	-	-	(2)	-	(2)	-	(2)
Net income (expenses) recognised directly in equity	-	-	-	608	22,658	-	(2)	-	23,264	-	23,264
Profit for the period	-	-	-	-	-	-	-	127,250	127,250	-	127,250
Total recognised income and expense for the period	-	-	-	608	22,658	-	(2)	127,250	150,514	-	150,514
Dividend paid	-	-	-	-	-	-	-	(3,017)	(3,017)	-	(3,017)
Repurchase of shares	(697)	(82,958)	-	-	-	-	-	-	(83,655)	-	(83,655)
At 31 December 2004	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	-	1,223,652

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Continued)

For the six months ended 30 June 2005

	Attributable to equity holders of the parent company										
	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2005	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	-	1,223,652
Effect of change in accounting policies (Note 3)	-	-	(32,883)	-	-	-	-	32,883	-	-	-
As restated	3,018	676,818	-	1,064	34,188	1,922	(2)	506,644	1,223,652	-	1,223,652
Deficit on available-for-sale investments recognised directly in equity	-	-	-	-	(4,918)	-	-	-	(4,918)	-	(4,918)
Profit for the period	-	-	-	-	-	-	-	36,498	36,498	-	36,498
Total recognised income and expense for the period	-	-	-	-	(4,918)	-	-	36,498	31,580	-	31,580
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	11,996	11,996
Dividend paid	-	-	-	-	-	-	-	(12,070)	(12,070)	-	(12,070)
At 30 June 2005	**3,018**	**676,818**	**-**	**1,064**	**29,270**	**1,922**	**(2)**	**531,072**	**1,243,162**	**11,996**	**1,255,158**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash used in operating activities	**(16,629)**	(169,013)
Net cash from (used in) investing activities	**41,407**	(18,522)
Financing activities		
New borrowings raised	**–**	335,400
Repayments of borrowings	**–**	(183,231)
Dividend paid	**(12,070)**	(14,859)
Net cash (used in) from financing activities	**(12,070)**	137,310
Net increase (decrease) in cash and cash equivalents	**12,708**	(50,225)
Cash and cash equivalents at beginning of the period	**32,265**	134,600
Cash and cash equivalents at end of the period	**44,973**	84,375
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**44,973**	84,375

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2005

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Rental income arising from property investment had been redefined as part of turnover since the year ended 31 December 2004. Accordingly, the comparative rental income of HK$1,174,000 has also been reclassified from other operating income to turnover for the period ended 30 June 2004.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described below.

Construction in progress

Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less any identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Construction in progress (Continued)

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods of the Group are prepared and presented.

Business combinations

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3 "Business Combinations" any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 January 2005 of HK$32,883,000 which was previously recorded in negative goodwill reserve, with a corresponding increase to retained profits.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

At 31 December 2004, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1 January 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" that are not part of the hedging relationship and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments (Continued)

Financial assets and financial liabilities other than debt and equity securities

From 1 January 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively for transfers of financial assets on or after 1 January 2005. This change has had no material effect on the results for the current period.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Investment properties

In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under SSAP 13 were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. This change has had no material effect on the results for the current and prior period.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Deferred taxes related to investment properties

In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20). In the current period, the Group has applied HKAS Interpretation 21 ("INT-21") "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS INT-21, this change in accounting policy has been applied retrospectively. This change has had no material effect on the results for the current and prior periods.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Deferred taxes related to investment properties (Continued)

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Group has commenced considering the potential impact of these new standards and interpretations but is not yet in a position to determine whether these standards and interpretations would have a significant impact on how its results of operations and financial position are prepared and presented. These standards and interpretations may result in changes in the future as to how the results and financial position are prepared and presented.

HKFRS 6	Exploration for and Evaluation of Mineral Resources
Amendment to HKAS 19 Employee Benefits	Actuarial Gains and Losses, Group Plans and Disclosures
Amendment to HKAS 39 Financial Instruments: Recognition and Measurement	Transition and Initial Recognition of Financial Assets and Financial Liabilities
Amendment to HKAS 39 Financial Instruments: Recognition and Measurement	The Fair Value Option
HKFRS - Interpretation 4	Determining whether an Arrangement contains a Lease
HKFRS - Interpretation 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

3. SUMMARY OF THE EFFECT OF THE CHANGES IN ACCOUNTING POLICIES

The cumulative effect of the application of the new HKFRSs as at 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 and 1.1.2005 (originally stated) HK$'000	Adjustments HK$'000	As at 1.1.2005 (restated) HK$'000
Balance sheet items			
Investment properties	44,640	–	44,640
Property, plant and equipment	6,426	–	6,426
Other assets/liabilities	1,172,586	–	1,172,586
Total effects on assets and liabilities	1,223,652	–	1,223,652
Share capital	3,018	–	3,018
Share premium	676,818	–	676,818
Negative goodwill	32,883	(32,883)	–
Retained profits	473,761	32,883	506,644
Investment revaluation reserve	34,188	–	34,188
Leasehold land and buildings revaluation reserve	1,064	–	1,064
Other reserves	1,920	–	1,920
Total effects on equity	1,223,652	–	1,223,652

4. SEGMENT INFORMATION

Business and Geographical Information

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment.

These divisions are the bases on which the Group reports its primary segment information.

The revenue and attributable profit from operations of the Group for the period, analysed by business segments and geographical segments, are as follows:

By business segments :

For the six months ended 30 June 2005

	Mobile phone distribution	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue					
External turnover	43,601	31,857	7,562	1,393	84,413
Other operating income	–	2,571	10	–	2,581
	43,601	34,428	7,572	1,393	86,994
Segment result	(940)	35,697	7,558	282	42,597
Unallocated other operating income					351
Unallocated corporate expenses					(6,332)
Finance costs					(2)
Profit before taxation					36,614
Tax charge					(116)
Profit for the period					36,498



4. SEGMENT INFORMATION *(Continued)*

By business segments : (Continued)

For the six months ended 30 June 2004

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000 (restated)
Revenue					
External turnover	124,374	377,567	6,531	1,174	509,646
Other operating income	–	4,718	–	–	4,718
	124,374	382,285	6,531	1,174	514,364
Segment result	12,235	80,651	6,495	103	99,484
Unallocated other operating income					576
Unallocated corporate expenses					(22,956)
Finance costs					(467)
Profit before taxation					76,637
Tax charge					(613)
Profit for the period					76,024

4. SEGMENT INFORMATION *(Continued)*

By geographical segments :

The Group's operations are located in Hong Kong and the Mainland China ("China").

During the period under review, the Group's distribution of mobile phones, securities trading and investments and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China. Commission income is earned in Hong Kong.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
Hong Kong	**86,309**	513,728
China	**685**	636
	86,994	514,364

5. NET GAINS (LOSSES) ON INVESTMENTS

	Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
Net realised gain on derivatives	**–**	1,552
Fair value changes on investments held for trading	**22,805**	–
Net unrealised loss on trading investments	**–**	(24,915)
Discount on early redemption of loan notes	**(1,000)**	–
	21,805	(23,363)

6. OTHER OPERATING INCOME

	Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
Interest income	**2,922**	5,137
Others	**46**	157
	2,968	5,294

7. CONSOLIDATED REVENUE/EXPENSES FOR THE PERIOD

	Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
Consolidated revenue/expenses for the period has been arrived at after charging (crediting) the following items:		
Depreciation and amortisation	**405**	535
Profit on sale of investments held for trading	**(11,648)**	–
Profit on sale of trading investments		(100,033)
Dividend income	**(7,970)**	(7,776)

8. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

9. TAX CHARGE

	Six months ended	
	30 June 2005	30 June 2004
	HK$'000	HK$'000
The current tax comprises:		
Hong Kong Profits Tax	**55**	556
Income tax in China	**61**	57
	116	613

9. TAX CHARGE *(Continued)*

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for both periods.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated assessable profit.

10. DIVIDENDS

The amount represents interim dividend of HK$0.01 (2004: HK$0.01) per share for the current period.

Final dividend for 2004 of HK$0.04 per share (Final dividend for 2003: HK$0.04 per share) amounting to HK$12,070,000 (Final dividend for 2003: HK$14,859,000) was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

11. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit for the period of HK$36,498,000 (2004: HK$76,024,000) and on 301,755,547 (2004: 371,468,753) ordinary shares in issue during the period.

12. MOVEMENTS IN INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

During the period, the Group acquired a piece of land in China held under a medium term lease at a fair value of HK$80,005,000 (1.1.2004 to 30.6.2004: nil) which was classified as an investment property and is carried at fair value in accordance with HKAS 40 and construction in progress amounted to HK$47,034,000 (1.1.2004 to 30.6.2004: nil) which was carried at cost, through the acquisition of a subsidiary.

12. MOVEMENTS IN INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS *(Continued)*

During the period, additions to the Group's property, plant and equipment amounted to approximately HK$68,000 (1.1.2004 to 30.6.2004: HK$233,000).

The directors consider that, other than those acquired through subsidiary during the period, the fair values of the investment properties and leasehold land and buildings at 30 June 2005 are not materially different from the professional valuation made at 31 December 2004 and, accordingly, no revaluation increase or decrease has been recognised in the current period.

13. INVESTMENTS IN SECURITIES, LOANS AND RECEIVABLES, AVAILABLE-FOR-SALE INVESTMENTS AND INVESTMENTS HELD FOR TRADING

Other investments included in investments in securities as at 31 December 2004 were reclassified as loans and receivables and as available-for-sale investments respectively in accordance with HKAS 39. The loans and receivable represent the loan notes issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG") which formed part of the consideration for the sale of SHK's and AG's shares by the Group in year 2003 and were classified as part of the other investments included in the investments in securities as at 31 December 2004. The loan notes bear interest at 4% and 2.25% per annum and are redeemable on or before 7 March 2008 and 15 August 2008, respectively.

Trading investments included in investments in securities as at 31 December 2004 were reclassified as the investments held for trading in accordance with HKAS 39.

14. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30 June 2005 HK$'000	31 December 2004 HK$'000
Within 90 days	3,273	8,792
91 – 180 days	–	41
181 – 360 days	45	48
Over 360 days	48	–
	3,366	8,881
Other debtors, deposits and prepayments	5,239	19,524
	8,605	28,405

15. LOANS RECEIVABLE

The amounts are unsecured, bear interests at commercial rate per annum and are repayable within one year.

16. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	30 June 2005 HK$'000	31 December 2004 HK$'000
Trade creditors due within 90 days	290	24,776
Other creditors and accrued charges	58,601	7,607
	58,891	32,383

17. SHARE CAPITAL

	Number of shares	Share capital HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2005 and 31 December 2004	30,000,000,000	300,000
Issued and fully paid:		
At 30 June 2005 and 31 December 2004	301,755,547	3,018

18. DEFERRED TAX LIABILITY

The amount represents taxable temporary difference arising from the fair value adjustment on leasehold land made at the acquisition of a subsidiary.

19. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities house to secure short term credit facilities:

	30 June 2005 HK$'000	31 December 2004 HK$'000
Investment properties	15,000	15,000
Investments held for trading	660,628	–
Investments in securities	–	631,924
Bank deposits	15,303	15,182
	690,931	662,106

20. ACQUISITION OF A SUBSIDIARY

On 28 June 2005, the Group acquired 75% of the issued share capital of 深圳市天利安實業發展有限公司 for a consideration of HK$35,988,000. This transaction has been accounted for using the purchase method of accounting.

The net assets acquired in the transaction are as follows:

	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
	HK$'000	HK$'000	HK$'000
Net assets acquired:			
Investment property	44,065	35,940	80,005
Construction in progress	47,034	–	47,034
Debtors, deposits and prepayments	500	–	500
Bank and cash balances	9	–	9
Creditors and accrued charges	(51,669)	–	(51,669)
Amount due to a shareholder	(22,503)	–	(22,503)
Tax liability	(1)	–	(1)
Deferred tax liability	–	(5,391)	(5,391)
	17,435	30,549	47,984
Minority interest			(11,996)
			35,988
Satisfied by:			
Cash consideration paid			30,980
Loan receivable			5,008
			35,988

20. ACQUISITION OF A SUBSIDIARY *(Continued)*

In respect of the above acquisition, consideration of approximately HK$30,980,000 was satisfied by cash during the period, the remaining amount of approximately HK$5,008,000 was satisfied by the loan receivable.

If the acquisition had been completed on 1 January 2005, total group revenue for the period would have been HK$87,381,000, and profit for the period would have been HK$35,942,000. The proforma information is for illustrative purposes only and is not necessarily an indicative revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

21. COMMITMENTS

As at 30 June 2005, the Group was committed to capital expenditure of HK$16,556,000 (31.12.2004: nil) for the purchase of a leasehold property.

INTERIM DIVIDENDS

The Directors declared the payment of an interim dividend of HK$0.01 (2004: HK$0.01) per share amounting to approximately HK$3,018,000 to shareholders whose names appear on the Register of Members of the Company on 26 October 2005. Dividend warrants are expected to be dispatched on or before 10 November 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 24 October 2005 to Wednesday, 26 October 2005, both days inclusive, during which no share transfer will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the six months ended 30 June 2005, the Group's turnover decreased by 83.4% to HK$84,413,000 (2004: HK$509,646,000) and net profit decreased by 52.0% to HK$36,498,000 (2004: HK$76,024,000) mainly due to reduced securities trading and mobile handsets distribution activities. The Group's earnings per share for the period declined by 40.9% to HK12.10 cents (2004: HK20.47 cents).

As at 30 June 2005, the Group's net assets value per share was HK$4.1 (30 June 2004: HK$3.1).

BUSINESS REVIEW ON OPERATIONS

For the first half of 2005, the Group's mobile handset distribution business under Star Telecom Limited ("STAR") recorded a substantial drop in turnover to HK$43,601,000 (2004: HK$124,374,000) and a loss of HK$940,000 (2004: Profit of HK$12,235,000) amid a highly competitive mobile handset market. Sales, price and gross margin of 2G mobile handsets of STAR were all under immense pressure due to intense competition from the major brands and other Korean brands. The sales of 2G mobile handsets was further affected by the gradual acceptance of 3G services and 3G mobile handsets by consumers and the adverse impact of parallel imports. As the product life cycle of mobile handsets had been significantly shortened during the second quarter of 2005, STAR had been very selective in its distribution of new mobile handset models. Nevertheless, equipped with attractive features and superior quality, NEC mobile handsets distributed by STAR continued to be among the top ten best selling brands in the Hong Kong and Macau market.

On the trading and investment in financial instruments, the Group recorded a turnover of HK$31,857,000 (2004: HK$377,567,000) and a profit of HK$35,697,000 (2004: HK$80,651,000) for the period ended 30 June 2005. The stock market had been quite volatile during the first half of 2005 and resulted in the reduction of the volume of securities trading of the Group.

The Group's money lending business contributed a turnover comprising mainly interest income of HK$7,562,000 (2004: HK$6,531,000) and a profit of HK$7,558,000 (2004: HK$6,495,000) during the period under review.

The Group's investment properties holding in Hong Kong and the People's Republic of China (the "PRC") had recorded a turnover of HK$1,393,000 (2004: HK$1,174,000) and a profit of HK$282,000 (2004: HK$103,000). During the period under review, the Group acquired a 75% interest in a company holding an investment property, being a piece of land located at Buji Town, Shenzhen, the PRC, together with the acquisition of the related shareholder's loan for a total consideration of HK$58,491,000. The site area of this investment property, with the foundation works already completed, is about 5,241.3 square metre. This project is still under the conceptual design phase.

FINANCIAL RESOURCES, LIQUIDITY AND CAPITAL STRUCTURE

As at 30 June 2005, the Group's non-current assets consisted mainly of investment properties of HK$124,645,000 (31 December 2004: HK$44,640,000); property, plant and equipment of HK$6,089,000 (31 December 2004: HK$6,426,000); construction in progress of HK$47,034,000 (31 December 2004: Nil) and long term investments of HK$258,359,000 (31 December 2004: HK$313,919,000). These non-current assets were principally financed by shareholders' funds. As at 30 June 2005, the Group had net current assets of HK$823,894,000 (31 December 2004: HK$858,139,000).

All the Group's borrowings are arranged on short term basis, repayable within one year and secured on certain investment properties, marketable securities and bank deposits. As at 30 June 2005, the Group has no borrowing (31 December 2004: Nil).

During the period under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from Australian Dollar denominated assets and transactions. As the exchange rate of Malaysian Ringgit was relatively stable during the period, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 30 June 2005, the Group's investment properties, investments held for trading or investments in securities, bank balances and cash with respective carrying values of HK$15,000,000 (31 December 2004: HK$15,000,000), HK$660,628,000 (31 December 2004: HK$631,924,000) and HK$15,303,000 (31 December 2004: HK$15,182,000) were pledged to financial institutions to secure credit facilities granted to the Group.

EMPLOYEES

The Group had 40 employees as at 30 June 2005 (31 December 2004: 47). The Group ensures that its employees are remunerated in line with market conditions and individual performance and with the remuneration policies reviewed on a regular basis.

PROSPECTS

The growing consumer acceptance of 3G services represents substantial business opportunities in 3G mobile handsets and related accessories. As a pioneer in handset distribution, STAR will take advantage of this new era to identify and offer quality 3G mobile handsets that meet the market's prevailing needs. Further, STAR will continue to explore business partnerships with China and Taiwan manufacturers which play an increasingly significant role in the R & D and manufacturing of products like mobile handsets, PDA and Smartphone. Currently, the Group is the authorized distributor of NEC, Alcatel and Xcell mobile handsets in Hong Kong and Macau.

Though the economic sentiment and consumer confidence in Hong Kong has improved, the negative impact from hikes of interest rate and oil price remains. The Group will cautiously continue to seek business and investment opportunities in China, Hong Kong and the Asia Pacific region to improve its profitability and enhance shareholders' value.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at 30 June 2005, the interests and short positions of the directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

Long positions in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	ordinary shares
Ms. Chong Sok Un ("Ms. Chong")	-	-	106,512,400 (Note)	-	106,512,400	35.30%

Note: Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") and Bilistyle Investments Limited ("Bilistyle") held 105,243,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both China Spirit and Bilistyle. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

Save as disclosed above, as at 30 June 2005, none of the directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares, underlying shares or debentures of the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2005, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:

Long positions in the shares of the Company

Name	Capacity	Number of ordinary shares held	Percentage held
Ms. Chong	Held by controlled corporation (Notes 1 & 2)	106,512,400	35.30%
China Spirit	Held by controlled corporation (Note 2)	105,248,000	34.88%
Vigor Online	Beneficial owner	105,248,000	34.88%

Notes:

1. Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

Save as disclosed above, as at 30 June 2005, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

REMUNERATION COMMITTEE

The Company has established a remuneration committee with the terms of reference which are in line with the code provisions as set out in the Code on Corporate Governance Practices (the "Corporate Governance") in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

COMPLIANCE WITH CORPORATE GOVERNANCE

The Company has complied with the applicable code provisions of the Corporate Governance as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2005, except that:

Under the code provision A.2.1, the roles of chairman and chief executive officer (the "CEO") should be separate and should not be performed by the same individual. The division of the responsibilities between the chairman and the CEO should be clearly established and set out in writing. The Chairman of the Company is Ms. Chong Sok Un who is primarily responsible for the leadership of the Board while the function of the CEO are performed by two executive directors, namely Dato' Wong Peng Chong who is in charge of day-to-day business operations of the Group and Mr. Kong Muk Yin who is in charge of finance and accounts of the Group. The responsibilities between the Chairman and these two executive directors are clearly segregated.

Under the code provision A.4.2, every director should be subject to retirement by rotation at least once every three years. In accordance with the Company's bye laws, one third of the directors for the time being, or if their number is not three or a multiple of three, the number nearest one-third, shall retire from office by rotation at each annual general meeting of the Company provided that no director holding office as chairman or managing director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. In order to comply with this code provision, the Chairman has agreed and confirmed to be voluntarily subject to the retirement by rotation at each annual general meeting of the Company.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding securities transactions by the Directors. Having made specific enquiries of all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the six months ended 30 June 2005.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 16 September 2005

As at the date of this report, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao as independent non-executive directors.

守則條文A.4.2規定，每名董事應至少每三年輪值退任一次。根據本公司之公司細則，在本公司每一屆之股東週年大會上，三分之一當時在任之董事(或，倘其人數並非三或三之倍數，則為最接近三分之一的數目)須輪值退任，惟擔任主席或董事總經理則無須按此規則輪值告退或被納入為釐定董事退任之人數在內。為遵守該守則條文，主席已同意及確認在本公司每一屆之股東週年大會上自願輪值退任。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之標準守則，作為本公司就董事進行證券交易之守則。經本公司向全體董事作出特定查詢後，所有董事已確認於截至二零零五年六月三十日止六個月期間均完全遵守標準守則所載之規定標準。

承董事會命
主席
莊淑涴

香港，二零零五年九月十六日

於本報告日期，董事會由執行董事莊淑涴女士(主席)、王炳忠拿督及江木賢先生、獨立非執行董事勞偉安先生、劉紹基先生及俞啟鎬先生組成。

除上文所披露者外，於二零零五年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

購買、出售或贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

薪酬委員會

本公司已成立薪酬委員會，其權責範圍與聯交所證券上市規則（「上市規則」）附錄14所載之企業管治常規守則（「企業管治」）條文一致。

遵守企業管治

截至二零零五年六月三十日止六個月內，本公司已遵守上市規則附錄14所載之企業管治內之適用守則條文，惟下列除外：

守則條文A.2.1規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。主席與行政總裁之間職責的分工應清楚界定並以書面列載。本公司之主席為莊淑涴女士，彼主要負責領導董事會；而行政總裁之職務則由兩名執行董事王炳忠拿督及江木賢先生履行，彼等分別負責本集團之日常業務運作及財務與會計，由此可見主席及該兩位執行董事之職責已被清楚劃分。

董事購入股份或債券之權利

於期內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東之權益

於二零零五年六月三十日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	持股百分比
莊女士	所控制的公司持有(附註一及二)	106,512,400	35.30%
China Spirit	所控制的公司持有(附註二)	105,248,000	34.88%
Vigor Online	實益擁有人	105,248,000	34.88%

附註：

一. Bilistyle持有本公司1,264,400股普通股股份，而莊女士於Bilistyle擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400股普通股股份之權益。

二. Vigor Online乃China Spirit擁有67.7%之附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有本公司105,248,000股普通股股份之權益。

董事及主要行政人員之權益

於二零零五年六月三十日，根據香港證券及期貨條例(「證券及期貨條例」)第352 條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則(「標準守則」)而向本公司或香港聯合交易所有限公司(「聯交所」)作出的知會，本公司的董事、主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團(具有證券及期貨條例第XV 部的涵義)的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

董事姓名	每股面值0.01港元之普通股數目					佔已發行普通股之百分比
	個人權益	家族權益	公司權益	其他權益	合計	
莊淑涴女士(「莊女士」)	–	–	106,512,400 (附註)	–	106,512,400	35.30%

附註：Vigor Online Offshore Limited(「Vigor Online」)乃China Spirit Limited (「China Spirit」)擁有67.7%之附屬公司與Bilistyle Investments Limited(「Bilistyle」)分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle 均擁有100%實益權益，故被視為擁有本公司106,512,400股普通股股份之公司權益。

除上文所披露者外，於二零零五年六月三十日，根據證券及期貨條例第352 條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，本公司的董事、主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團(具有證券及期貨條例第XV 部的涵義)的任何股份、相關股份或債券之任何權益或淡倉。

集團資產抵押

於二零零五年六月三十日，本集團分別以名下賬面值15,000,000港元(二零零四年十二月三十一日：15,000,000港元)、660,628,000港元(二零零四年十二月三十一日：631,924,000港元)及15,303,000港元(二零零四年十二月三十一日：15,182,000港元)之投資物業、持作買賣之投資或證券投資、銀行結餘及現金作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零五年六月三十日，本集團僱用40名僱員(二零零四年十二月三十一日：47名)。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

消費者逐漸接受3G服務顯示3G流動電話及相關配件具有龐大商機。作為流動電話分銷商之先鋒，星光將把握此新世代並物色及提供配合市場流行需求之優質3G流動電話。此外，星光將繼續拓展於流動電話、個人數碼助理及智能手機等產品之研發及生產方面日益扮演重要角色之中國及台灣生產商的業務夥伴關係。目前，本集團為NEC、Alcatel及Xcell流動電話之香港及澳門授權分銷商。

儘管香港之經濟氣氛及消費者信心已獲改善，惟利率上升及油價高企之負面影響仍然存在。為提高盈利及提升股東價值，本集團將在中國、香港及亞太地區繼續審慎尋求業務及投資機會。

於回顧期內，本集團放債業務之營業額（主要為利息收入）為7,562,000港元（二零零四年：6,531,000港元），溢利則為7,558,000港元（二零零四年：6,495,000港元）。

本集團在香港及中華人民共和國（「中國」）之投資物業錄得營業額1,393,000港元（二零零四年：1,174,000港元）及溢利282,000港元（二零零四年：103,000港元）。於回顧期內，本集團以總代價58,491,000港元購入一間持有一項位於中國深圳市布吉鎮之一幅土地之投資物業的公司的75%股本權益及有關股東貸款。該投資物業地盤面積約為5,241.3平方米，其地基工程經已完成。該項目仍在概念設計階段。

財務資源、流動資金及股本結構

於二零零五年六月三十日，本集團之非流動資產主要包括124,645,000港元（二零零四年十二月三十一日：44,640,000港元）之投資物業；6,089,000港元（二零零四年十二月三十一日：6,426,000港元）之物業、廠房及設備；47,034,000港元（二零零四年十二月三十一日：無）之在建工程及258,359,000港元（二零零四年十二月三十一日：313,919,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零五年六月三十日，本集團之流動資產淨值為823,894,000港元（二零零四年十二月三十一日：858,139,000港元）。

本集團之所有借貸均為短期借貸，須於一年內償還，並以若干投資物業、有價證券及銀行存款作為抵押。於二零零五年六月三十日，本集團並無借貸（二零零四年十二月三十一日：無）。

於回顧期間內，本集團之資產、負債及交易均主要以港元、澳元及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。基於馬來西亞林吉特於期內之匯率相對穩定，本集團並無重大外匯風險。

管理層討論及分析

財務業績

截至二零零五年六月三十日止六個月，本集團之營業額下跌83.4%至84,413,000港元（二零零四年：509,646,000港元），溢利淨額下跌52.0%至36,498,000港元（二零零四年：76,024,000港元），主要由於證券交易及流動電話分銷活動減少。本集團期內每股盈利下跌40.9%至12.10港仙（二零零四年：20.47港仙）。

於二零零五年六月三十日，本集團之淨資產值為每股4.1港元（二零零四年六月三十日：3.1港元）。

業務回顧

二零零五年上半年，在流動電話市場競爭激烈之情況下，本集團經由星光電訊有限公司（「星光」）經營之流動電話分銷業務之營業額錄得大幅下降至43,601,000港元（二零零四年：124,374,000港元），而虧損則為940,000港元（二零零四年：溢利12,235,000港元）。由於面對主要品牌及其他韓國品牌之激烈競爭，星光之2G流動電話在銷售、價格及毛利率方面均受到龐大壓力；2G流動電話之銷售亦因消費者逐漸接受3G服務及3G流動電話而受到影響並受平衡進口貨之流入造成不利影響。由於流動電話產品週期於二零零五年第二季顯著縮短，星光在挑選新型號流動電話時採取十分審慎之態度。然而，星光分銷之NEC流動電話因功能吸引及卓越品質，繼續站穩港澳市場十大暢銷品牌。

截至二零零五年六月三十日止期間，本集團之金融工具買賣及投資業務錄得營業額31,857,000港元（二零零四年：377,567,000港元）及溢利35,697,000港元（二零零四年：80,651,000港元）。於二零零五年上半年，股票市場頗為波動，因而導致本集團證券買賣量有所下降。

20. 收購一間附屬公司(續)

於本期間，以上之收購以現金約30,980,000港元支付，其餘之款項約5,008,000港元以應收貸款方式支付。

如該項收購於二零零五年一月一日完成，本集團於本期間之總收入將為87,381,000港元及溢利將為35,942,000港元。此備考資料只作說明用途，並不等於如收購於二零零五年一月一日完成後，本集團真正獲得之收入及經營業績，亦並不反映將來將會達至之業績。

21. 承擔

於二零零五年六月三十日，本集團購買租賃物業之資本支出承擔為16,556,000港元(二零零四年十二月三十一日：無)。

中期股息

董事向於二零零五年十月二十六日名列本公司股東名冊之股東宣派每股0.01港元(二零零四年：0.01港元)合共約為3,018,000港元之中期股息。股息單預計於二零零五年十一月十日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零五年十月二十四日(星期一)至二零零五年十月二十六日(星期三)(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。

20. 收購一間附屬公司

於二零零五年六月二十八日，本集團以35,988,000港元之代價，收購深圳市天利安實業發展有限公司之75%已發行股本。本項交易已採用會計購入法入賬。

該項交易中收購之淨資產如下：

	收購公司 合併前賬面值 千港元	公允值調整 千港元	公允值 千港元
收購之淨資產：			
投資物業	44,065	35,940	80,005
在建工程	47,034	—	47,034
應收賬項、按金及預付款項	500	—	500
銀行結餘及現金	9	—	9
應付款項及應計費用	(51,669)	—	(51,669)
應付一位股東之款項	(22,503)	—	(22,503)
稅項負債	(1)	—	(1)
遞延稅項負債	—	(5,391)	(5,391)
	17,435	30,549	47,984
少數股東權益			(11,996)
			35,988
支付方式：			
現金代價支付			30,980
應收貸款			5,008
			35,988

17. 股本

	股份數目	股本 千港元
每股面值0.01港元之普通股		
法定：		
於二零零五年六月三十日及 二零零四年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：		
於二零零五年六月三十日及 二零零四年十二月三十一日	301,755,547	3,018

18. 遞延稅項負債

該賬項為收購一間附屬公司時，對租賃土地作出公允值調整時所產生之稅項暫時差異。

19. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為取得短期信貸融資之抵押：

	二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
投資物業	**15,000**	15,000
持作買賣之投資	**660,628**	—
證券投資	**—**	631,924
銀行存款	**15,303**	15,182
	690,931	662,106

14. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
90日內	3,273	8,792
91－180日	–	41
181－360日	45	48
超過360日	48	–
	3,366	8,881
其他應收賬項、按金及預付款項	5,239	19,524
	8,605	28,405

15. 應收貸款

應收貸款並無抵押，按商業年利率計息及於一年內償還。

16. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
90日內之應付貿易賬項	290	24,776
其他應付賬項及應計費用	58,601	7,607
	58,891	32,383

12. 投資物業、物業、廠房及設備及在建工程之變動(續)

於本期間,本集團增加之物業、廠房及設備總值約為68,000港元(二零零四年一月一日至二零零四年六月三十日:233,000港元)。

董事考慮到除於本期間因收購附屬公司而擁有之土地外,投資物業及租賃土地及樓宇於二零零五年六月三十日之公允值與二零零四年十二月三十一日之專業估值並無重大差別,因此,於本期間並沒有已確認之重估增值或重估減值。

13. 證券投資、貸款及應收款項、可供出售投資及持作買賣之投資

根據香港會計準則第39號,於二零零四年十二月三十一日包含於證券投資中之其他證券已分別分類為貸款及應收款項及可供出售投資。貸款及應收款項為新鴻基有限公司(「新鴻基」)及聯合集團有限公司(「聯合集團」)所發行之貸款票據。該貸款票據乃本集團於二零零三年出售新鴻基及聯合集團股份之部份代價,並於二零零四年十二月三十一日,分類為證券投資中之其他證券之部份。該等貸款票據分別按年息4厘及2.25厘計算及可於二零零八年三月七日及二零零八年八月十五日或之前贖回。

於二零零四年十二月三十一日包含於證券投資中之供買賣投資,已根據香港會計準則第39號分類為持作買賣之投資。

9. 稅項支出 *(續)*

香港利得稅乃根據本期間及上期間之估計應課稅溢利按17.5%之稅率計算。

中國所得稅已根據中國適用之稅率就估計應課稅溢利作撥備。

10. 股息

該款項為本期間中期股息每股0.01港元(二零零四年：0.01港元)。

二零零四年末期股息每股0.04港元(二零零三年末期股息：每股0.04港元)，金額為12,070,000港元(二零零三年末期股息：14,859,000港元)於本期間派付予股東，並已於簡明綜合股本權益變動表內反映。

11. 每股盈利

每股基本盈利之計算乃按期內之溢利36,498,000港元(二零零四年：76,024,000港元)及期內已發行普通股301,755,547股(二零零四年：371,468,753股)而計算。

12. 投資物業、物業、廠房及設備及在建工程之變動

於本期間，本集團經收購一間附屬公司擁有一幅位於中國並持作中期租約之土地。根據香港會計準則第40號，該土地分為以公允值入賬之投資物業總值80,005,000港元(二零零四年一月一日至二零零四年六月三十日：無)及以成本值入賬之在建工程總值47,034,000港元(二零零四年一月一日至二零零四年六月三十日：無)。

7. 期內綜合收入／支出

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
期內綜合收入／支出已扣除(撥回) 以下項目：		
折舊及攤銷	**405**	535
出售持作買賣之投資之溢利	**(11,648)**	—
出售供買賣投資之溢利	**—**	(100,033)
股息收入	**(7,970)**	(7,776)

8. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

9. 税項支出

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
本期税項包括：		
香港利得税	**55**	556
中國所得税	**61**	57
	116	613

5. 投資之溢利(虧損)淨額

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
衍生工具之已變現收益淨額	—	1,552
公允價值於持作買賣之投資之變更	**22,805**	—
供買賣投資之未變現虧損淨額	—	(24,915)
提早購回貸款票據之折扣	**(1,000)**	—
	21,805	(23,363)

6. 其他經營收入

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
利息收入	**2,922**	5,137
其他	**46**	157
	2,968	5,294

4. 分項資料*(續)*

按地區分項：

本集團之經營業務分佈於香港及中國內地(「中國」)。

於回顧期間內，本集團之流動電話分銷業務、證券買賣及投資業務以及財務服務業務在香港進行。投資物業之租金收入來自香港及中國。佣金收入來自香港。

以下列表提供本集團按地區收入之分析：

	按市場地區之收入 截至六月三十日止六個月	
	二零零五年 千港元	二零零四年 千港元
香港	**86,309**	513,728
中國	**685**	636
	86,994	514,364

4. 分項資料 *(續)*

按業務分項：(續)

截至二零零四年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元 (重列)
收入					
對外銷售	124,374	377,567	6,531	1,174	509,646
其他經營收入	–	4,718	–	–	4,718
	124,374	382,285	6,531	1,174	514,364
分項業績	12,235	80,651	6,495	103	99,484
未分攤之其他經營收入					576
未分攤之公司支出					(22,956)
融資成本					(467)
除税前溢利					76,637
税項支出					(613)
期內溢利					76,024

4. 分項資料

業務及地區分項資料

於管理上，本集團現時分為四大主要營運業務，分別是流動電話分銷、證券買賣及投資、財務服務及物業投資。

上述四大業務乃本集團滙報主要分項資料所按之基準。

以下為本集團於期內按主要業務及市場地區劃分之收入及經營業務溢利分析：

按業務分項：

截至二零零五年六月三十日止六個月

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
收入					
對外銷售	43,601	31,857	7,562	1,393	84,413
其他經營收入	–	2,571	10	–	2,581
	43,601	34,428	7,572	1,393	86,994
分項業績	(940)	35,697	7,558	282	42,597
未分攤之其他經營收入					351
未分攤之公司支出					(6,332)
融資成本					(2)
除稅前溢利					36,614
稅項支出					(116)
期內溢利					36,498

3. 會計政策改變之影響摘要

於二零零四年十二月三十一日及二零零五年一月一日應用新香港財務報告準則之累計影響概述如下：

	於二零零四年十二月三十一日及二零零五年一月一日(原先呈列)千港元	調整千港元	於二零零五年一月一日(重列)千港元
資產負債表項目			
投資物業	44,640	—	44,640
物業、廠房及設備	6,426	—	6,426
其他資產/負債	1,172,586	—	1,172,586
資產及負債之影響總額	1,223,652	—	1,223,652
股本	3,018	—	3,018
股份溢價	676,818	—	676,818
負商譽	32,883	(32,883)	—
保留溢利	473,761	32,883	506,644
投資重估儲備	34,188	—	34,188
租賃土地及樓宇重估儲備	1,064	—	1,064
其他儲備	1,920	—	1,920
權益之影響總額	1,223,652	—	1,223,652

2. 主要會計政策(續)

與投資物業有關之遞延税項(續)

本集團並未提早應用下列已頒佈但尚未生效之新準則及註釋。本集團已開始考慮此等新準則及註釋所帶來之潛在影響。但並未就該新準則及註釋導致營運及財務狀況之編製及呈列所帶來之重大影響作出決定。該等準則及註釋將導致將來營運及財務狀況之編製及呈列有所變更。

香港財務報告準則第6號	礦產資源之勘探及評估
修訂香港會計準則第19號 僱員福利	精算收益及虧損、集團計劃及披露
修訂香港會計準則第39號 財務票據： 確認及計量	金融資產及金融負債之過渡及初次確認
修訂香港會計準則第39號 財務票據： 確認及計量	公允值期權
香港財務報告準則－詮釋第4號	釐定一項安排是否包含租賃
香港財務報告準則－詮釋第5號	停產、復原及環境修復基金所產生權益之權利

2. 主要會計政策(續)

與投資物業有關之遞延税項

於過往期間,根據以往之詮釋(會計實務準則-詮釋第20號),重估投資物業所產生之遞延税項影響乃根據出售有關物業收回之賬面值後之税務影響作出評估。在本期間,本集團應用香港會計準則詮釋第21號(「詮釋第21號」)「所得税—收回經重估之不可折舊資產」,不再假設投資物業賬面值可透過出售而收回。因此,投資物業之遞延税項影響評估按本集團預期於每一結算日有關物業可收回之數額計算。由於香港會計準則詮釋第21號並未附有任何具體過渡性條文,此項會計政策之變更已追溯應用。該項變動對本期間及以往期間之業績概無重大影響。

2. 主要會計政策（續）

業主自用之土地租賃權益

於過往期間，業主自用租賃土地及樓宇乃歸入物業、廠房及設備，以重估值模式計量。於本期間，本集團採用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入賬，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概以融資租賃處理。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地之租賃權益則應重新分類為經營租賃下之預付租賃款項，以成本入賬並按租賃期作直線攤銷。若未能於土地及樓宇部份之間作出可靠分配，則土地之租賃權益繼續作物業、廠房及設備入賬。

投資物業

於本期間，本集團首次採用香港會計準則第40號「投資物業」。本集團選擇將旗下投資物業以公允價值模式入賬，此模式規定將投資物業之公允價值變動所產生之收益或虧損直接確認於有關損益產生期內之損益。在以往期間根據會計實務準則第13號之規定，投資物業以公開市值計量，重估盈餘或虧絀撥入投資物業重估儲備或自該儲備扣除，除非該儲備結餘不足以彌補重估所產生之減值，則重估減值高出投資物業重估儲備結餘之數額自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按之前之減幅列入收益表。本集團已應用香港會計準則第40號之相關過渡性條文，並選擇由二零零五年一月一日起應用香港會計準則第40號。該項變動對本期間及以往期間之業績概無重大影響。

2. 主要會計政策(續)

金融工具(續)

債務及股本證券以外之金融資產及金融負債

自二零零五年一月一日開始，本集團就債務及股本證券以外之金融資產及金融負債(以往不屬於會計實務準則第24號範圍)乃按照香港會計準則第39號之規定進行分類及計量。如前所述，香港會計準則第39號將金融資產分類為「透過損益按公允價值處理之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。金融負債一般分類為「透過損益按公允價值處理之金融負債」或「透過損益按公允價值處理之金融負債以外之其他金融負債(其他金融負債)」。「其他金融負債」以實際利率法按已攤銷成本持有。

取消確認

香港會計準則第39號規定，取消確認金融資產應用之準則較過往期間所採用者更為嚴格。根據香港會計準則第39號，一項金融資產僅會於該資產之現金流量合約權利到期時，或已轉讓及轉讓中之資產根據香港會計準則第39號符合資格取消確認時方予取消。混合風險及回報及控制測試之方式乃用以決定有關轉讓是否符合取消確認之資格。本集團已採用相關過渡性條文，並將經修訂之會計政策應用於二零零五年一月一日或之後轉讓之金融資產。該項變動對本期間之業績概無重大影響。

2. 主要會計政策(續)

金融工具

於本期間,本集團已採用香港會計準則第32號「金融工具:披露及呈列」及香港會計準則第39號「金融工具:確認及計量」。香港會計準則第32號規定作追溯應用。於二零零五年一月一日或其後開始之會計期間生效之香港會計準則第39號,一般不允許按追溯基準確認、取消確認或計量金融資產及負債。實行香港會計準則第32號及香港會計準則第39號而產生之主要影響摘要如下:

金融資產及金融負債之分類及計量

本集團已就符合香港會計準則第39號之金融資產及金融負債之分類及計量,應用香港會計準則第39條之有關過渡性條文。

於二零零四年十二月三十一日,本集團乃根據會計實務準則第24號之其他處理方法進行債務及股本證券之分類及計量。根據會計實務準則第24號,債務或股本證券投資乃適當地分類為「買賣證券」、「非買賣證券」或「持有至到期日投資」。「買賣證券」及「非買賣證券」均按公允價值計量。「買賣證券」之未實現損益於產生該損益之期間列為溢利或虧損。「非買賣證券」之未實現損益則作權益入賬,直至該等證券售出或決定有所減損,屆時原先確認為權益之累計損益將列入該期間之損益淨額。自二零零五年一月一日開始,本集團按香港會計準則第39號將債務及股本證券分類及計量。根據香港會計準則第39號,金融資產乃分類為「透過損益按公允價值處理之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。不屬於對沖關係一部份之「透過損益按公允價值處理之金融資產」及「可供出售之金融資產」均按公允價值列賬;公允價值之變動則分別確認為損益及權益。「貸款及應收款項」及「持有至到期日之金融資產」則採用實際利率法按已攤銷成本計量。

2. 主要會計政策(續)

在建工程(續)

於本期間，本集團首次應用香港會計師公會所頒佈之多項新香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋(下文統稱「新香港財務報告準則」)，該等準則適用於二零零五年一月一日或其後開始之會計期間。應用新香港財務報告準則導致收益表、資產負債表及權益變動表之呈列方法有所改變。尤其是有關少數股東權益之呈列方法，該等呈列方法之變動已追溯應用。採納新香港財務報告準則導致本集團會計政策在下列範疇出現變動，並對本會計期間或過往會計期間之業績編製及呈列方式構成影響。

業務合併

本集團應佔所收購公司之可確定資產、負債及或有負債之公允價值淨額高於成本之差額(以往稱為「負商譽」)

根據香港財務報告準則第三號「業務合併」，本集團應佔所收購公司之可確定資產、負債及或有負債之公允價淨額高於收購成本之差額(「收購折讓」)應於進行收購之期間即時確認為溢利或虧損。於過往期間，在二零零一年一月一日前，因收購產生之負商譽保留在儲備賬內，在二零零一年一月一日後，因收購產生之負商譽，會根據市況分析結果作為資產的減項呈報，並計算為收益。根據香港財務報告準則第3號之相關過渡性條文，本集團於二零零五年一月一日取消確認以往記錄於負商譽儲備賬內之負商譽總值32,883,000港元。並相應增加保留溢利。

簡明財務報表附註

截至二零零五年六月三十日止六個月

1. 編製基準

簡明財務報表乃按照香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16適用之披露要求而編製。

至二零零四年十二月三十一日止，出租投資物業所得的租金收入重新定義為營業額之部份。因此，二零零四年六月三十日止期間用作比較之租金收入(1,174,000港元)已由其他經營收入重新分類為營業額。

2. 主要會計政策

除若干物業及金融工具按適用情況以公允價值或重估值計量外，本簡明財務報表乃按歷史成本為編製基礎。

除下文所述者外，本簡明財務報表所採用之會計政策與本集團編製截至二零零四年十二月三十一日止年度財務報表所採用的一致。

在建工程

在發展中供生產、租賃或行政用途或用途未定之樓宇經扣除任何已知減值虧損後按成本列賬。該等資產之折舊方法與其他物業資產相同，在資產可供擬定用途時開始計算折舊。

簡明綜合現金流量表

截至二零零五年六月三十日止六個月

	截至六月三十日止六個月	
	二零零五年 千港元 (未經審核)	二零零四年 千港元 (未經審核)
經營業務之現金流出淨額	**(16,629)**	(169,013)
投資業務之現金流入(流出)淨額	**41,407**	(18,522)
融資業務		
新增借貸	**–**	335,400
償還借貸	**–**	(183,231)
已付股息	**(12,070)**	(14,859)
融資業務之現金(流出)流入淨額	**(12,070)**	137,310
現金及現金等值增加(減少)淨額	**12,708**	(50,225)
期初之現金及現金等值	**32,265**	134,600
期終之現金及現金等值	**44,973**	84,375
現金結餘及現金等值之分析		
銀行結餘及現金	**44,973**	84,375



簡明綜合股本權益變動表(續)

截至二零零五年六月三十日止六個月

	母公司權益持有人應佔權益										
	股本 千港元	股份溢價 千港元	負商譽 千港元	租賃土地及樓宇重估儲備 千港元	投資重估儲備 千港元	資本贖回儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	小計 千港元	少數股東權益 千港元	總額 千港元
於二零零五年一月一日	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	–	1,223,652
會計政策變動之影響(附註3)	–	–	(32,883)	–	–	–	–	32,883	–	–	–
重列	3,018	676,818	–	1,064	34,188	1,922	(2)	506,644	1,223,652	–	1,223,652
直接於權益確認之可供出售投資虧損	–	–	–	–	(4,918)	–	–	–	(4,918)	–	(4,918)
期內溢利	–	–	–	–	–	–	–	36,498	36,498	–	36,498
期內確認收入及支出總額	–	–	–	–	(4,918)	–	–	36,498	31,580	–	31,580
收購一間附屬公司	–	–	–	–	–	–	–	–	–	11,996	11,996
已付股息	–	–	–	–	–	–	–	(12,070)	(12,070)	–	(12,070)
於二零零五年六月三十日	**3,018**	**676,818**	**–**	**1,064**	**29,270**	**1,922**	**(2)**	**531,072**	**1,243,162**	**11,996**	**1,255,158**

簡明綜合股本權益變動表

截至二零零五年六月三十日止六個月

	母公司權益持有人應佔權益										
	股本 千港元	股份溢價 千港元	負商譽 千港元	租賃土地及樓宇重估儲備 千港元	投資重估儲備 千港元	資本贖回儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	小計 千港元	少數股東權益 千港元	總額 千港元
於二零零四年一月一日	3,715	759,776	32,883	456	16,422	1,922	–	288,363	1,103,537	–	1,103,537
直接於權益確認之可供出售投資虧損	–	–	–	–	(4,892)	–	–	–	(4,892)	–	(4,892)
期內溢利	–	–	–	–	–	–	–	76,024	76,024	–	76,024
期內確認收入及支出總額	–	–	–	–	(4,892)	–	–	76,024	71,132	–	71,132
已付股息	–	–	–	–	–	–	–	(14,859)	(14,859)	–	(14,859)
於二零零四年六月三十日	3,715	759,776	32,883	456	11,530	1,922	–	349,528	1,159,810	–	1,159,810
可供出售投資盈餘	–	–	–	–	22,658	–	–	–	22,658	–	22,658
租賃土地及樓宇重估盈餘	–	–	–	608	–	–	–	–	608	–	608
因換算海外附屬公司之財務報表所產生之匯兌差異	–	–	–	–	–	–	(2)	–	(2)	–	(2)
直接於權益確認之淨收入(支出)	–	–	–	608	22,658	–	(2)	–	23,264	–	23,264
期內溢利	–	–	–	–	–	–	–	127,250	127,250	–	127,250
期內確認收入及支出總額	–	–	–	608	22,658	–	(2)	127,250	150,514	–	150,514
已付股息	–	–	–	–	–	–	–	(3,017)	(3,017)	–	(3,017)
股份購回	(697)	(82,958)	–	–	–	–	–	–	(83,655)	–	(83,655)
於二零零四年十二月三十一日	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	–	1,223,652



簡明綜合資產負債表(續)

	附註	二零零五年六月三十日 千港元 (未經審核)	二零零四年十二月三十一日 千港元 (已審核)
流動資產淨值		**823,894**	858,139
總資產減流動負債		**1,260,549**	1,223,652
股本及儲備			
股本	17	**3,018**	3,018
儲備		**1,240,144**	1,220,634
母公司權益持有人應佔之權益		**1,243,162**	1,223,652
少數股東權益		**11,996**	—
權益總額		**1,255,158**	1,223,652
非流動負債			
遞延稅項負債	18	**5,391**	—
		1,260,549	1,223,652

簡明綜合資產負債表

	附註	二零零五年六月三十日 千港元 (未經審核)	二零零四年十二月三十一日 千港元 (已審核)
非流動資產			
投資物業	12	124,645	44,640
物業、廠房及設備	12	6,089	6,426
在建工程	12	47,034	–
證券投資	13	–	313,919
貸款及應收款項	13	96,248	–
可供出售投資	13	162,111	–
其他非流動資產		528	528
		436,655	365,513
流動資產			
存貨		9,250	9,626
應收賬項、按金及預付款項	14	8,605	28,405
應收貸款	15	65,458	103,018
證券投資	13	–	709,854
持作買賣之投資	13	752,081	–
有抵押銀行存款	19	15,303	15,182
銀行結餘及現金		44,973	32,265
		895,670	898,350
流動負債			
應付賬項及應計費用	16	58,891	32,383
客戶訂金及預收款項		8,515	3,513
應付税項		4,370	4,315
		71,776	40,211


中國網絡資本有限公司

本集團未經審核之業績

中國網絡資本有限公司(「本公司」)之董事會(「董事」)謹此公佈,本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合業績,連同二零零四年度同期之比較數字如下。綜合中期財務報表並未經審核,但已經本公司之核數師德勤•關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查,及經本公司之審核委員會審查。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零五年 千港元 (未經審核)	 二零零四年 千港元 (未經審核) (重列)
營業額	4	**84,413**	509,646
銷售成本		**(59,586)**	(382,802)
毛利		**24,827**	126,844
投資之溢利(虧損)淨額	5	**21,805**	(23,363)
其他經營收入	6	**2,968**	5,294
分銷成本		**(3,795)**	(6,163)
行政支出		**(8,507)**	(25,371)
其他經營支出		**(682)**	(137)
融資成本	8	**(2)**	(467)
除税前溢利		**36,614**	76,637
税項支出	9	**(116)**	(613)
期內溢利		**36,498**	76,024
以下應佔:			
母公司權益持有人		**36,498**	76,024
少數股東權益		**—**	—
		36,498	76,024
股息	10	**3,018**	3,018
每股基本盈利	11	**12.10港仙**	20.47港仙



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二零零五年中期報告



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中國網絡資本有限公司*
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